Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of
Sayona Mining Limited and Piedmont Lithium Inc.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on August 27, 2025.

NAL Reserves up 124% to 48.6Mt and Resource increases to 95Mt

North American lithium producer Sayona Mining Limited (“Sayona”) (ASX:SYA; OTCQB:SYAXF) announced today results from the updated JORC Mineral Resource and Ore Reserve Estimates at its North American Lithium (NAL) operation and Authier project (Sayona 75%; Piedmont Lithium 25%), demonstrating the potential of these highly strategic assets.

Highlights

•	Total Mineral Resource estimate at NAL increased to 95.0Mt at 1.15% Li2O with additional drilling from 2024.

•	This is an increase in NAL Mineral Resources of 8% compared to the previous estimate released on 27 August 2024 which includes the update of the spodumene price and other economic assumptions (see Figure 1).

•	Total Ore Reserves at NAL increased to 48.6Mt at 1.11% Li2O with the inclusion of drilling from 2023 and 2024.

•	This is an increase in Ore Reserves at NAL of 124% compared to the previous estimate released on 31 March 2023.

•	The NAL estimate is based on a new geological model, the latest economic parameters and an updated mine plan.

•	Total Ore Reserves at Authier decreased by 6% to 10.5Mt at 1.00% Li2O due to increase in cut-off grade to 0.60% Li2O.

•	There is no change to the Mineral Resource estimate at Authier.

•	Mineral Resource and Ore Reserves reported are in compliance with the JORC Code (2012 Edition).

2025 NAL JORC Mineral Resource Estimate

Resource Classification	Method	Tonnes (Mt)	Li2O Grade (%)	Cut-off Grade (%)
Indicated	Open Pit	76.2	1.17	0.60
Inferred	Open Pit	8.6	1.13	0.60
Indicated	Underground	-	-	-
Inferred	Underground	10.3	1.01	0.70
Total		95.0	1.15

2025 NAL JORC Ore Reserves Estimate

Reserve Category	Tonnes (Mt)	Li2O Grade (%)	Cut-off Grade (%)	Fe2O3 Grade (%)
Proved Ore Reserves	0.3	1.01	0.60	1.55
Probable Ore Reserves	48.2	1.11	0.60	0.82
Total	48.6	1.11	0.60	0.83

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058
info@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

2025 Authier JORC Ore Reserves Estimate

Reserve Category	Tonnes (Mt)	Li2O Grade (%)	Cut-off Grade (%)	Fe2O3 Grade (%)
Proved Ore Reserves	5.7	0.97	0.60	1.06
Probable Ore Reserves	4.9	1.03	0.60	1.22
Total	10.5	1.00	0.60	1.13

Mineral Resource Estimate and Ore Reserves Estimate Details

Sayona has increased its Canadian lithium resource base with this updated JORC Mineral Resource estimate for its North American Lithium (NAL) operation and Authier project. Results from the updated MRE reinforce the projects’ potential for an extended mine life and/or increased production rate.

Sayona now has a total estimated JORC Indicated and Inferred Mineral Resource of 95 million tonnes at 1.15% Li2O at a cut-off grade of 0.60% Li2O for open pit and 0.70% Li2O for underground at NAL. This is an increase of 8% from the previous MRE (August 2024) of 87.9 million tonnes (Mt) at 1.13% Li2O.

Approximately 80% of the total NAL tonnage is in the higher confidence Indicated category. There are no measured resources at NAL. The mineral resources are constrained within a resource level conceptual pit shell for open pit and stope optimiser shapes for the underground.

Sayona’s Managing Director and CEO, Lucas Dow commented, "This outstanding increase in Reserves and Resources highlights the world-class nature of NAL and its importance to Sayona’s growth story. More than doubling our NAL Reserves provides a robust foundation for a long mine life and the flexibility to consider expanded production.

“As the largest operating spodumene mine in Canada and North America, NAL is uniquely positioned to supply the region’s fast-growing battery and EV markets. This is a tremendous outcome that reflects the quality of the orebody, the success of recent drilling, and the strength of our technical team.

“With this update, NAL is cemented as a flagship operation capable of delivering sustained value to our shareholders, our partners, and the global clean energy supply chain.”

The NAL Ore Reserves have been estimated with an effective date of 30 June 2025. A total of 48.6Mt of Proven and Probable Ore Reserves are estimated at an average grade of 1.11% Li2O, which is comprised of 0.3Mt of Proven Ore Reserves at an average grade of 1.01% Li2O and 48.2Mt of Probable Ore Reserves at an average grade of 1.11% Li2O.

The updated NAL Ore Reserves represent a 124% increase since the previous declaration on 31 March 2023. The updated NAL mine plan targets additional economic ore at depth and to the north of current mining operations.

The Authier Ore Reserves have been estimated with an effective date of 30 June 2025. A total of 10.5Mt of Proven and Probable Ore Reserves are estimated at an average grade of 1.00% Li2O, which is comprised of 5.7Mt of Proven Ore Reserves at an average grade of 0.97% Li2O and 4.9Mt of Probable Ore Reserves at an average grade of 1.03% Li2O.

The updated Authier Ore Reserves represent a 6% decrease since the previous declaration on 27 March 2023, due to an increase in cut-off grade from 0.55% Li2O to 0.60% Li2O and updated mine plan. The increase in cut-off grade and new mine plan at Authier has resulted in an increase in average grade from 0.96% Li2O to 1.00% Li2O.

2         Sayona Mining Limited

North American Lithium JORC Mineral Resource Estimate Statement

The MRE was prepared in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”) and this report complies with the JORC Code disclosure. The breakdown of 2025 MRE results by category is shown in Table 1. The effective date of this Mineral Resource Estimation is 6 June 2025 and the Mineral Resources are inclusive of Mineral Reserves, but do not include the stockpiled ROM ore.

North American Lithium’s pegmatite dykes have been delineated over a strike length of approximately 3,550 m and to a depth of approximately 800 m vertical. Dykes have variable widths up to 70 m. The model comprises 117 mineralised dykes which are generally more than 2 m in thickness and open at depth (Figure 2). The North American Lithium MRE includes all available data on the Project including additional drilling coverage up to the end of the year 2024 from the 2024 drilling programs. The MRE database used for 3D modelling of the lithologies and mineralised zones includes assay data from 563 surface drill holes (153,047m), drilled between 2009 and 2024.

Table 1 – North American Lithium – Mineral Resource Estimates1 (0.60% Li2O cut-off grade for the RPEEE pit and 0.70% Li2O cut-off grade for underground methods)

Classification	Indicated		Inferred		Ind. + Inf.
Method	Tonnes (Mt)	Li2O %	Tonnes (Mt)	Li2O %	Tonnes (Mt)	Li2O %
Open pit	76.2	1.17	8.6	1.13	84.7	1.17
Underground	-	-	10.3	1.01	10.3	1.01
Total	76.2	1.17	18.9	1.06	95.0	1.15

JORC Mineral Resource Statement notes:

1.	The independent Competent Person (CP) for the Mineral Resource Estimate (MRE), as defined by JORC (2012), is Emilie Gosselin, P.Eng., BBA inc. Hugo Latulippe, P.Eng., of BBA, contributed to the Pitshell optimisation, UG stopes and cut-off grade calculation.

2.	The Effective Date of the estimate is 6 June 2025.

3.	These mineral resources are not mineral reserves as they do not have demonstrated economic viability. The quantity and grade of reported Inferred resources in this MRE are uncertain in nature and there has been insufficient exploration to define these resources as Indicated; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

4.	The Mineral Resources are inclusive of Mineral Reserves, but do not include the stockpiled ROM ore.

5.	A total of 117 dykes of pegmatite from which 93 demonstrate RPEEE ‘reasonable prospects for eventual economic extraction’ have been modelled in Leapfrog Geo™ 2024.1.

6.	Based on the statistical analysis, capping value was set at 3.00% Li2O and applied after compositing. Compositing of 1.5m in length was completed using the grade of the adjacent material when assayed or a value of zero when not assayed.

7.	The mineral resources were estimated using Leapfrog ™ 2024.1 using hard boundaries on composited assays. The OK method was used to interpolate a sub-blocked model (parent block size = 5m x 5m x 5m and subblocks of 1.25 m).

8.	The Indicated category was defined for blocks that are informed by a minimum of two (2) drillholes where drill spacing is less than 80 m. The Inferred category was assigned to blocks where drill spacing is less than 150 m. Where needed, some materials have been either upgraded or downgraded to avoid isolated blocks and spotted-dog effects.

9.	Fixed density values were established on a per unit basis, corresponding to the median of the SG data of each unit ranging from 2.70g/cm3 to 3.11g/cm3 (2.70 g/cm3 for all pegmatite dykes, 2.77 g/cm3 for Granodiorite, 3.01 g/cm3 for Volcanics and 3.11 g/cm3 for Gabbro).

10.	The Topography used for this MRE is a combination of Lidar surveys dating from September 2024 to April 1st, 2025.

11.	The Mineral Resource Estimate has been reported within a conceptual pit shell at a cut-off grade of 0.60% Li2O , which is based on geological, technical and metallurgical considerations. The cut-off grade for underground resources was calculated at 0.70% Li2O; it used identical costs and recoveries, except for mining costs being at C$100/t.

12.	The number of tonnes has been rounded to the nearest hundred thousand. Any discrepancy in the totals is due to rounding effects.

3         Sayona Mining Limited

Figure 1 - Chart illustrating comparison of 2024 MRE and 2025 MRE (for indicative purposes only).

4         Sayona Mining Limited

290400E
291300E
292200E
293100E
294000E
5367300N
5366400N
5365500N
5364600N
Legend
2025 MRE Pit
Pegmatite Dykes
Mafic Volcanic
Gabbro
Granodiorite
SAYONA
Prepared by:
August 2025

Figure 2 - Plan view illustrating the pegmatite dykes, the host rock and the 2025 Mineral Resource Estimate pit for the North American Lithium operation

5         Sayona Mining Limited

A
B
Legend
2025 MRE Pit
Pegmatite Dykes
Mafic Volcanic
Gabbro
Granodiorite
Overburden
400
200
-0
-200
-400
SAYONA
Prepared by:
BBA
August 2025
Scale: 1:7,400
Vertical exaggeration: 1x
0m
500m
x: 291257
y: 5365296
x: 291875
y: 5366081

Figure 3 - NE-SW cross section for the 2025 Mineral Resource Estimate for the North American Lithium operation.

6         Sayona Mining Limited

Legend
2025 MRE Pit
Indicated Mineral Resources
Inferred Mineral Resources
Plunge 30
0
125
250
375
500
Looking down
0
250
500
750
SAYONA
Prepared by:
August 2025

Figure 4 - Longitudinal and Plan Views illustrating Indicated and Inferred Mineral Resources from 2025 MRE

7         Sayona Mining Limited

Each iteration of the cut-off grade sensitivity study was pit constrained only. Sensitivity has not been run on the underground portion of the MRE. Table 2 presents the sensitivity of the current open-pit portion of the MRE at different cut-off grades.

Tonnages and grade are presented at 0.10% Li2O, Li2O cut-off grade increments within the official RPEEE pit shell from 0.2% to 0.8%.

Table 2 – Cut-off sensitivity analysis (open pit portion)

Classification	Indicated		Inferred		Ind.+ Inf.
Cut-off Grade Li2O %	Tonnes (Mt)	Li2O %	Tonnes (Mt)	Li2O %	Tonnes (Mt)	Li2O %
0.20	93.7	1.03	11.2	0.96	104.8	1.02
0.30	89.8	1.07	10.7	0.99	100.5	1.06
0.40	85.8	1.10	10.1	1.03	95.9	1.09
0.50	81.4	1.13	9.4	1.08	90.7	1.13
0.60	76.2	1.17	8.6	1.13	84.7	1.17
0.70	70.2	1.22	7.5	1.19	77.7	1.22
0.80	63.6	1.27	6.6	1.25	70.2	1.27

The reader is cautioned that the values provided in this table should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model to varying cut-off grades.

8         Sayona Mining Limited

Listing Rule 5.8.1

Summary of Resource Estimation Parameters for North American Lithium MRE

As per ASX Listing Rule 5.8.1 and the 2012 JORC Code, a summary of the material information used to estimate the Mineral Resource is detailed below. Further details can be found in the Appendices to meet the criteria of the Listing 5.8.2 (Section 1, 2 and 3; JORC Table).

North American Lithium operation

The North American Lithium operation is located in La Corne Township area in the Abitibi-Témiscamingue region, approximately 38 km southeast of Amos, 15 km west of Barraute and 60 km north of Val-d’Or in the Province of Québec, Canada. The site is approximately 550 km north of Montreal and is serviced by road, rail and air. The property is centred near coordinates 291,964 m E and 5,365,763 m N, Zone 18N as located on the NTS map sheet 32C5 (Figure 5).

The North American Lithium property consists of a contiguous group of 42 mineral titles (41 claims, 1 mining lease). All the claims are registered in the name of Lithium Amérique du Nord Inc. for a total area of 1,493 ha. The mining lease was granted to Quebec Lithium Corp (QLI) on 29 May 2012, on the basis of a Pre-Feasibility Study (PFS) filed at the time in support of the application to be granted such a lease. The mining lease has an initial term of 20 years, expiring on 28 May 2032. The entirety of the MRE is located within this property.

Sayona also holds a 25% position in 28 claims surrounding NAL. These claims are registered in the names of Consolidated Lithium Metals (75%) and Lithium Amérique du Nord Inc (25%).

Two claims have a 1% net smelter return (NSR) royalty. None of the mineral resources is contained within these claims.

Figure 5 - Location of the North American Lithium operation

9         Sayona Mining Limited

Geology and Geological Interpretation

Spodumene pegmatites are exposed on the property following mining over a number of years and pre-stripping work since 2019, however most of the information on the spodumene dykes was acquired by diamond drilling.

Mining commenced in 1955 and although the three-dimensional nature of the dykes became more evident as mining continued, the characteristics identified during exploration programs remained more or less the same. The background rock formations are split between granodiorite of the La Corne batholith, volcanics, and gabbro. The pegmatite dykes mainly intrude the granodiorite and the volcanic units. Figure 2 shows the property geology, displaying the surface projection of pegmatite spodumene-bearing dykes.

The project is located in the region of The Archean Preissac-Lacorne syn- to post-tectonic intrusion that was emplaced in the southern Volcanic Zone of the Abitibi Greenstone Belt of the Superior Province of Québec. The rocks are split between granodiorite, volcanics, gabbro and the mineralised pegmatites dykes that are cross-cutting the granodiorite and the volcanics.

Volcanic rocks on the property are represented by dark green mafic metavolcanics and medium grey silicified intermediate volcanics. The mafic rocks are medium grey to dark grey-green, and cryptocrystalline to very fine grained. Both mafic and intermediate volcanic rocks are affected by moderate to strong pervasive silicification, minor chloritisation and patchy to pervasive lithium alteration.

The granodiorite is medium grey to greenish grey, massive, coarse grained to porphyritic, and exhibits a salt-pepper appearance. The main mineral constituents are light grey to greenish white plagioclase (40-45 vol%), dark green to black amphibole, most likely hornblende (15-20 vol%), mica (20 vol%), represented by biotite and muscovite, grey quartz (10-15%vol) and minor epidote, chlorite and disseminated sulphides.

Three different types of facies of pegmatites dykes have been identified based on mineralogy and textures: PEG1, PEG2 and PEG3. The main differences between the three types of pegmatite dykes are the amount of spodumene, feldspar and quartz in the dyke, the texture of the pegmatite, and the presence or absence of zoning. Pegmatite mineralisation occurs as a swarm of dykes ranging in thickness from 1.5 m to 70 m, generally striking NW-SE and dipping subvertical to 50 degrees SW.

Results demonstrate that North American Lithium is a major extensively mineralised lithium system. The primary metal is lithium and is mainly associate with spodumene, a lithium bearing pyroxene. Pegmatites also contains domains with tantalum, which could potentially be extracted as a by-product.

Some dykes require improved delineation, and additional drilling is essential to more accurately assess the mineral resource potential, particularly in the underground areas to the north and northwest of the current RPEEE pit. A focused diamond drilling program could help classify previously unclassified tonnes and upgrade inferred resources to the indicated category.

Sampling and Sub-sampling Techniques

Analytical data is sourced from sampling of diamond core drilling. Sample preparation involved a geologist marking the samples by placing a unique ID tag at the beginning of each core sample interval. Core sample lengths vary from 0.5 m to 1.5 m and were adjusted as necessary to reflect geological and/or mineralisation contacts, which periodically created samples of less than 0.5 m length. Longer sample lengths were taken of strongly sheared core or rare sections with poor core recovery. During sampling, a technician sawed each marked sample in half lengthwise according to the red line indicated by the logging geologist. One-half of the core was placed in a plastic bag along with a detached portion of the unique bar-coded sample tag. The other half of the core was returned to the core box, and the remaining tag portion was stapled to the box. The core boxes were stored in outdoor core racks for future reference and safekeeping in La Corne, Quebec. Individual sample bags and the sample list were placed in rice bags. According to the geologist's instructions, QA/QC samples were prepared and bagged ahead of time by core shack personnel and batched at the core shack. Photos of the core boxes were taken, both dry and wet, after the sample labels were placed.

10         Sayona Mining Limited

Drilling Techniques

All the drilling carried out at NAL is diamond core drilling. The North American Lithium deposit has been drilled using diamond drilling over many campaigns by several companies. Diamond drill core is NQ size (47.6 mm core diameter) from surface to final depth. Core recovery is typically over 95%, with only occasional areas of sheared rock with poor recovery.

There are 1,575 holes, totalling 221,404 m in the database.

Several drilling programs on surface and underground have taken place between 1942 and 1985 by various operators. In total, 873 holes have been drilled, totalling 60,862 m. These historic drillholes have not been assayed and their localisation is uncertain, therefore, they have been ignored in the context of this resource estimation.

From the period of 2009 to 2019, a total of 379 NQ size holes were drilled for a total of 58,466 m with an average of 154 m per hole. A subset of 131 drillholes, totalling 7,190 m, issued from geotechnical, environmental or from pit defining drilling campaigns that were not surveyed nor assayed, were ignored for this resource estimation.

From 2023 to 2024, a total of 323 holes were drilled for a total of 102,076 m with an average of 316 m per hole. A subset of 8 holes, totalling 305 m were not surveyed and ignored for this resource estimation.

Criteria used for Classification, including Drill and Data Spacing and Distribution

The MRE comprises Indicated and Inferred Mineral Resources.

The classification takes into account the following criteria:

•	Interpolation passes;

•	Distance to closest information;

•	Number of drill holes used to estimate the block’s grade.

The Indicated category was assigned to blocks informed by a minimum of two drillholes where drill spacing is less than 80 m inside the conceptual resource pit shell. The Inferred category was assigned to blocks when the drill spacing was 150 m or less. Classification volumes are created around contiguous blocks at the stated spacing criteria with consideration for the selected mining method. Geological and grade continuity is also taken into consideration during the classification process.

Over the years, the geological model that underpins the NAL Mineral Resource Estimate was significantly improved to reflect both the host rock lithologies and the thickness, orientation, lateral and down-dip continuity of the pegmatite dyke swarm. The enhancements were made possible by the integration of new sampling data, a detailed review of relationships between pegmatites and diluting host rock, additional drilling, and through discussions with internal and external experts. The model accuracy was also validated against historical mining voids with the new CALS and scans of the underground workings, historical mapping, past production average grades and trends observed in historical grade control data.

The model refinement for the NAL deposit enabled a more precise segregation between the spodumene-bearing pegmatites, and the high-Fe waste rock.

Sample Analysis Method

In 2009, core samples were prepared and analysed either in Lakefield or in Toronto, Ontario, SGS laboratories using a sodium peroxide fusion with atomic absorption spectrometry, method 9-8-40, to determine the %Li content. Check samples were prepared for selected samples from a split of the remaining pulps after primary analysis. The samples were packaged by SGS Lakefield and sent by couriers to the ALS Vancouver laboratory.

In 2010 and 2011, the primary laboratory was ALS and the check laboratory was AGAT Laboratories Ltd. Samples were prepared at ALS Val d’Or and assayed in Vancouver using four-acid digestion with ICP-AES finish, method Li-OG63, to determine the %Li content.

In 2016, the primary laboratory was Techni-Lab. The samples were prepared and assayed using a four-acid digestion with ICP-AES finish, method ICP-OES, to determine the %Li content. The check laboratory for 2016 was ALS Vancouver.

11         Sayona Mining Limited

The quality of the analysis was monitored using blanks (one for approximately every 20 samples), and standards (one for approximately every 20 samples). Site technical personnel created customised lithium standards, i.e. ST-L (low grade) and STH (high grade), by the dilution of spodumene concentrate from the Tanco pegmatite mine in Manitoba with pulverised quartz. The spodumene concentrate was sent to Geoscience Laboratories for dilution, pulverisation to < 200 mesh and homogenisation. Additionally, several pulps were sent to a secondary laboratory as a check.

In 2016, three standards were created using pulps from the 2013 and 2014 production drillholes.

In 2019, a mobile SGS lab was set-up directly on site. The samples were prepared and assayed by SGS to determine the %Li content of the core samples.

In 2023 and 2024, samples were sent to ALS Laboratories. The samples were prepared and assayed using super trace DL Na2O2 with ICP-MS Inductively Coupled Plasma Mass Spectrometry to determine the %Li content of the core samples.

Estimation Methodology

Compositing was done every 1.5 m. Unsampled intervals were assigned a zero grade. Based on the statistical analysis, the capping value was set at 3.00% Li2O and applied after compositing. Hard boundaries between individual pegmatite dykes were used during interpolation.

Variography was done in Supervisor. All pegmatite domains were estimated using ordinary kriging (OK) and using Leapfrog Edge. All the pegmatite domains were also estimated using Inverse Distance Square (ID2) and Nearest Neighbour (NN), also using Leapfrog Edge, for comparison and validation purposes. The estimation results using ordinary kriging were similar to the estimation results from the other methods.

Three successively less restrictive passes have been done to interpolate Li2O grades. The ellipse sizes and anisotropies were based on variography, drillhole spacing, and pegmatite geometry. The ellipsoid used for the first pass was 50% of the range of the variogram (90 m x 90 m x 12.5 m), for the second pass the ellipsoid was 100% of the range of the variogram (180 m x 180 m x 25 m) and for the third pass, the ellipsoid was 150% the range of the variogram (270 m x 270 m x 37.5 m) and meant to fill the remaining blocks of the block model. The first and second pass has a minimum of four (4) composites and a maximum of eight (8) composites and a minimum of two holes were needed to interpolate. The third pass has a minimum of two (2) composites and a maximum of eight (8) composites with no minimum of drillholes needed to interpolate.

Variable search ellipse orientations (dynamic anisotropy) were used during interpolation. Using Leapfrog Edge’s Variable Orientation tool, the search ellipsoid follows the trend of the central reference plane of each dyke.

Parent blocks of 5 m x 5 m x 5 m, sub-blocked four times in each direction (for minimum sub-blocks of 1.25 m in each direction) were used. Sub-blocks are triggered by the geological model, mining voids, overburden, topography, and classification. Li2O grades are estimated on the parent block and automatically populated to sub-blocks.

Validation of the block model included alternative scenarios using inverse distance square and nearest neighbour grade estimations, global means comparisons, and by visual inspection in 3D and along plan views and cross-sections.

Cut-off Grades, including the Basis for the Selected Cut-off Grades

Specific extraction methods were used to establish a reasonable cut-off grade (“COG”) for the deposit. A COG of 0.60% Li2O is used for the MRE due to processing limitations and should be viewed as a mill-feed cut-off grade for an open pit scenario. The cut-off grade used for underground resources is 0.70% Li2O; it used identical costs and recoveries of 69.2%, except for mining costs being at C$100/t. The COG must be evaluated in light of metal price, exchange rate, mining method, related costs, etc. the North American Lithium 2025 MRE satisfies the requirement of ‘reasonable prospects of eventual economic extraction’ (“RPEEE”).

The MRE has been reported within a conceptual pit shell based on a selling price of US$1,395 per tonne of Li2O concentrate at 5.4% grade and a cut-off grade of 0.6% Li2O. The geometry and the depth of the mineralised dykes are amenable to being mined using the mining method for which they are reported (open-pit or underground).

12         Sayona Mining Limited

Stope Optimiser shapes (DSO) with a minimum of 3 m were used for reporting underground resources. All material within the shapes, including internal dilution below the cut-off grade of 0.7% Li2O, was reported.

Mining and Metallurgical Methods and Parameters, and other Material Modifying Factors considered to date

An open pit and an underground scenario were considered for the MRE. An optimised pit shell was constrained within North American Lithium claim limits. Remaining tonnages outside of the optimised pit shell were included in the underground scenario.

Mineral Tenement and Land Tenure Status

The North American lithium Project is in the municipality of La Corne, Québec. The project was built as an open pit hard rock mine and exploited lithium-bearing pegmatite dykes, with a mineral processing facility.

The NAL property consists of a contiguous group of 42 mineral titles (41 claims, 1 mining lease). All the claims are registered in the name of Lithium Amérique du Nord Inc. for a total area of 1,493 ha. Gestim, the Québec government’s online portal for mining titles was consulted and NAL is the registered owner of these claims. The entirety of the MRE is located within this property. The Mining Lease was granted to QLI on May 29, 2012 and has an initial term of 20 years, expiring on May 28, 2032 and can be renewed under some conditions.

Sayona also holds a 25% position in 28 claims surrounding NAL. These claims are registered in the names of Consolidated Lithium Metals (75%) and Lithium Amérique du Nord Inc. (25%). None of the mineral resources is contained within these claims. Two claims have a 1% NSR. None of the mineral resources is contained within these claims.

There are no known significant issues that are believed to materially impact the mine’s ability to operate.

Environmental Factors

The NAL project has existing environmental permits for mining operations including the disposal of waste rock, storage of tailings, drawing water for process and the release of treated water to the environment.

The extension of mineral resources under Lac Lortie will require the approval from the Ministère des Ressources naturelles et des Forêts (MRNF) for the expansion of the existing mining lease. The MRNF will require an important update to the Closure and Rehabilitation Plan and the update of the approval by the Ministère de l’Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs (MELCCFP) of the environmental authorisation, both submitted at the end of 2022 before the final approval of the mining lease modification.

Mining activities are located in a recreational zoning class as per the Municipality of La Corne zoning by-law. However, mining activities are accepted for this zoning class and no modification of zoning by-laws will be required. Nevertheless, social acceptability is required since mining activities may impact Mont-Vidéo’s recreational and tourism activities. Finally, impact on Harricana moraine will be documented.

Comprehensive provincial and federal environmental review procedures could be triggered due to the increase in the whole NAL project footprint as future resources are developed. The footprint of additional mining activities (tailings management facilities, mine waste rock dump, etc.) will be evaluated during the future mineral reserve assessment.

In addition, provincial and federal approvals will also be required. Approvals will be subject to adoption of the compensation plan associated with the destruction of fish habitat.

A former tailings facility, under the responsibility of the Province of Quebec since 2010, is located within the mineral resource footprint. The management of tailings from previous mining operations will be subjected to specific conditions, depending on their geochemical characteristics. The MRNF has stated in 2010 that these tailings do not show acid rock drainage potential. However, the MELCCFP requirements for geochemical characterisation have increased since 2020 and a more comprehensive characterisation will be required.

13         Sayona Mining Limited

Finally, the responsibility for historical infrastructure will be assessed and discussed with the MRNF as additional resources beyond current permits are accessed.

Infrastructure

The NAL property is located in an established mining district and supported by the city of Val d’Or (60 km to the south) and the city of Amos (35 km to the northwest). The project is readily accessible by the national highway and a high-quality rural road network. Other infrastructure in close proximity to the project includes:

•	An extensive rail network throughout Canada (Canadian National Railway). The rail network connects to Montreal and Québec City, and to the west through the Ontario Northland Railway and North American rail system;

•	Québec is a major producer of electricity as well as one the largest hydropower generators in the world. Green and renewable energy is well distributed through a reliable power network; and

•	Val d’Or is serviced several times daily by various airlines from Montreal.

Current site infrastructure includes:

•	Open pit;

•	Processing plant;

•	ROM ore pad;

•	Waste stockpile;

•	Conventional tailings facility;

•	Overburden stockpile;

•	Administration facility, including offices and personnel changing area (dry);

•	Workshop, tyre change, warehouse and storage areas;

•	Fuel, lube and oil storage facility; and

•	Reticulated services, including power, lighting and communications, raw water and clean water for fire protection, sewage collection, treatment and disposal.

Marketing and Pricing

Sayona has relied upon the Q1 2025 price forecast from consultancy Benchmark Mineral Intelligence (BMI) to assess pricing assumption for the spodumene price.

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Summary of Ore Reserve Estimation for North American Lithium

As per ASX Listing Rules 5.9.1 and the 2012 JORC Code, a summary of the material information used to estimate the Ore Reserves is detailed below. Further details can be found in the Appendices to meet the criteria of the Listing Rules 5.9.2 (Section 4 of JORC Table 1).

The North American Lithium Ore Reserves have been estimated for a total of 48.6Mt of Proven and Probable Ore Reserves at an average grade of 1.11% Li2O, which is comprised of 0.3Mt of Proven Ore Reserves at an average grade of 1.01% Li2O and 48.2Mt of Probable Ore Reserves at an average grade of 1.11% Li2O, as shown in Table 3 below.

Table 3 – North American Lithium – Ore Reserves estimate, as at 30 June 2025

North American Lithium Project Ore Reserve Estimate
(0.60% Li2O cut-off grade)
		Li2O Grade	Li2O Cut-off Grade	Fe2O3 Grade
Category	Tonnes (Mt)	(%)	(%)	(%)
Proven Ore Reserves	0.3	1.01	0.60	1.55
Probable Ore Reserves	48.2	1.11	0.60	0.82
Total Ore Reserves	48.6	1.11	0.60	0.83

1.	The Ore Reserves for the Project have been estimated by Tony O’Connell (AusIMM 230490) of Optimal Mining Solutions Pty Ltd, an Independent and Competent Person, as defined by JORC 2012.
2.	The effective date for the Ore Reserves estimate is 30 June 2025.
3.	Ore Reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.
4.	Ore Reserves result from a positive pre-tax financial analysis based on a variable 5.4% to 5.8% Li2O spodumene concentrate average base price of US$1,250/t for 6% spodumene and an exchange rate of 0.74 US$:1.00 C$. The selected optimised pit shell is based on a revenue factor of 0.95 applied to a base case selling price of US$1,250/tonne of 6% spodumene concentrate.
5.	Topographic surface as of June 30, 2025 was used as the starting surface.
6.	The reference point of the Ore Reserves Estimate is the NAL crusher feed.
7.	In-situ Mineral Resources are converted to Ore Reserves based on pit optimisation, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model.
8.	The waste and overburden to ore ratio (strip ratio) is 7.2.
9.	Totals may not add up due to the rounding of significant figures.

Material Assumptions and Outcomes for the Life of Mine Plan

A Definitive Feasibility Study (DFS) was completed in 2023 and was based on developing NAL over a 20-year production period, using conventional open-pit truck and shovel methods and concentration of the ore in the NAL concentrator facility to produce a spodumene concentrate (between 5.40% to 5.82% Li2O). The DFS reported a pre-tax net present value (“NPV”) (8% discount) estimated at CAD2,001 million and a post-tax NPV (8% discount) estimated at CAD1,367 million.

The DFS and subsequent Life of Mine (LOM) Plans incorporate detailed pit designs, mining schedules, geotechnical analysis, hydrological assessments, and metallurgical assumptions.

Since the restart of operations, key modifying factors such as mining dilution, recovery factors, processing performance, and cost assumptions have been refined using actual site data. The open-pit design and sequencing have been optimised to account for practical considerations observed during mining, including orebody geometry, wall stability, and operational constraints.

The updated Mineral Resource Estimate, latest market forecast data, forecast budget operating and capital expenditure and the reconciliation of recent mining and production results and have been used to fine tune the DFS inputs and were used to update the LOM plan for NAL which is the basis for this Ore Reserve Estimate.

Figure 6 provides a snapshot of the updated LOM at the end of 2030.

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Figure 6: NAL Life-of-Mine plan as at end of 2030

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Table 4 summarises the key results of the updated LOM plan and associated financial modelling.

Table 4 – Results of updated LOM plan

Metrics	Units	Value
Life of Mine	Years	45
Total Material Mined	Mt	395
LOM Strip Ratio	waste:ore	7.2
Average Annual Plant Feed	Mtpa	1.36
Daily Plant Feed	tonnes/day	3,722
Average Crusher Feed Grade	% Li2O	1.09
Average Annual Concentrate Output	tonnes	179,100
Spodumene Concentrate Grade	% Li2O	5.4%-5.8%
Benchmark Spodumene 6.0% Concentrate Price	USD/tonne	$1,250
Foreign Exchange Rate	CAD:USD	0.74
Total Net Revenue	CAD million	$11,943
Total Operating Cost	CAD million	$9,513
Total LOM Capex	CAD million	$427
EBITDA	CAD million	$2,004
Mining Cost	CAD/t mined	$8.50
Processing Cost	CAD/t milled	$41.58
AISC	USD/conc t	$952
Total Cash Cost	USD/conc t	$911

The Ore Reserves are based on a concentrator feed strategy that includes ore coming from Sayona Quebec’s Authier Project, beginning in 2045. Ore coming from the Authier site will be combined with the NAL ore and fed to the crusher. The LOM production plan has been prepared to reflect the blending strategy of 67% NAL: 33% Authier.

Criteria for Conversion of Mineral Resources to Ore Reserves

As there are no Mineral Resources in the Measured category the only Ore Reserves classified as Proved Reserves are the 0.3Mt of stockpiled ROM ore. The Indicated Resources that underpin the positive cash flow model for the Life of Mine have been converted to Probable Reserves after the application of the modifying factors. No Inferred Resources have been included as Ore Reserves.

The ongoing reconciliation of mine production and mill performance have been incorporated into the modifying factors used in the conversion of Mineral Resources to Ore Reserves.

Mining Assumptions and Modifying Factors

NAL restarted mining and processing operations in November 2022. The mining method is using conventional open-pit drill-blast-load-haul cycle. Excavation units ranging in size from 80t to 200t load 90t off-road haul trucks with ore or waste. The run-of-mine (ROM) ore is hauled from the open pit to the crusher whilst the waste is hauled to out-of-pit overburden storage facilities. Historical underground openings are within the proposed open pit and mining in these areas will take place in the near term, necessitating particular consideration in detailed mine planning and operations.

A pit optimisation was carried out to guide the ultimate pit limits for the practical pit design. The revenue factor 0.95 pit shell, where realised prices are 95% of the forecast price, was selected as a guide for the final pit limits. This selection was based on maximising project reserves while respecting a relatively high NPV.

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The key assumptions and modifying factors for both the pit optimisation, pit design, mine schedule and ultimately the Ore Reserves are:

•	The sub-celled geological model was regularised to the parent block size of 5m x 5m x 5m with tonnages and grades calculated for each material type. The quantities and the qualities of the 5m x 5m solids where then assessed to calculate the mineable quantities of ore within in each solid:

o	All 5m x 5m solids which contain more than 30m3 (approximately one truckload) of indicated ore, were assessed for potential Reserves. Approximately 16.9% of in-situ indicated ore was excluded from the Reserves at this step.

o	The quantity of dilution applied to the indicated ore fluctuated between 0% and 40% depending on the percentage of ore contained within each 5m x 5m solid. Dilution accounts for ~15.3% of all mined Reserves.

o	The loss values applied to the indicated ore fluctuated between 0% and 25% depending on the percentage of ore contained within each 5m x 5m solid. An average 7.0% loss is incurred on all mined Reserves.

o	All indicated ore with an Li2O grade >= 0.60% after the application of losses and dilutions were included in the Reserves estimate. All other material was classified as waste.

•	Detailed geotechnical design parameters, generated as part of the DFS, have been implemented into the pit and stage designs.

•	Cut-off grade used to determine the ROM ore is 0.60% Li2O.

Processing Assumptions and Modifying Factors

All processing assumptions have been developed from reconciliations of the NAL mill since operations recommenced. ROM ore is subject to a variety of metallurgical recovery factors, once feed material enters the crusher. Metallurgical recovery varies according to the grade of the feed ore and the spodumene concentrate grade produced. Across the life-of-mine:

•	an average metallurgical recovery of 69.2% was applied for the production of a 5.40% spodumene concentrate when only NAL ore is processed.

•	an average metallurgical recovery of 66.2% was applied for the production of a 5.80% spodumene concentrate when NAL and Authier ore is processed.

Cut-off Grade Basis

The breakeven cut-off grade (COG) is calculated considering costs for processing, processing G&A, and other costs related to concentrate production and transport.

Based on a 6.0% Li2O concentrate selling price of $1,250 USD/t ($1,125 USD/t for 5.4% Li2O concentrate), the COG would be 0.29% Li2O. However, due to metallurgical recovery limitations, a metallurgical COG of 0.60% Li2O was selected based on iterative analysis and to assure a feed grade that allows a sufficient metallurgical recovery to produce the required spodumene concentrate grade.

Estimation Methodology

The process adopted for completing the 2025 NAL Ore Reserve Estimate involved the following:

•	A geological model has been prepared by BBA, with an updated Mineral Resource Estimate (MRE) declared as at June 6th 2025.

•	A pit optimisation was undertaken as a guide to the economic mining limits.

•	Detailed practical pit, phases, waste rock storage facilities and stockpile designs were completed taking into consideration geotechnical parameters, environmental constraints and infrastructure locations.

•	The design stage outputs were 3-dimensional in-situ solids in Deswik mine planning software. The mine designs included pit wall batters, berm offsets, access ramps and subdivisions into mining stages, blocks and benches.

•	The in-situ solids were interrogated against the 2025 MRE geological model, including the modelled qualities for all ore solids.

•	The in-situ solids, with sub-cells down to 1.25m x 1.25m, were reblocked to 5m x 5m solids which represented the smallest mining unit which can excavated in isolation.

•	The quantities and the qualities of the 5m x 5m solids where then used to define the waste and ore blocks – those with a Li2O content from Measured or Indicated solids >= 0.60% were classified as ore, with the remaining blocks classified as waste.

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•	The reblocking to 5m x 5m takes into account the loss and dilution aspect of converting in-situ quantities and qualities into ROM quantities and qualities.

•	The quantities and qualities for each solid were imported into Spry mine scheduling software for scheduling.

•	Outputs from the mine schedule were exported into a financial model for subsequent financial evaluation using updated unit cost and revenue assumptions to provide an assessment of the overall economic viability of the project.

•	The financial model was updated with capital cost estimates for the life-of-mine to ensure that the project generates positive cashflows throughout the project mine life.

•	Mineral Resource geological confidence limits were applied to ore solids, with no Inferred Ore tonnes being included in the Reserve estimate.

•	Ore Reserves have been classified as Proved or Probable based upon Mineral Resource confidence categories, mine planning, financial analysis and any relevant modifying factors.

Environmental Factors

See Mineral Resource estimate section for details on environmental factors.

Infrastructure

The NAL property is located in an established mining district and supported by the city of Val d’Or (60 km to the south) and the city of Amos (35 km to the northwest). The project is readily accessible by the national highway and a high-quality rural road network. Other infrastructure in close proximity to the project includes:

•	An extensive rail network throughout Canada (Canadian National Railway). The rail network connects to Montreal and Québec City, and to the west through the Ontario Northland Railway and North American rail system;

•	Québec is a major producer of electricity as well as one the largest hydropower generators in the world. Green and renewable energy is well distributed through a reliable power network; and

•	Val d’Or is serviced several times daily by various airlines from Montreal.

Current site infrastructure includes:

•	Open pit;

•	Processing plant;

•	ROM ore pad;

•	Waste stockpile;

•	Conventional tailings facility;

•	Overburden stockpile;

•	Administration facility, including offices and personnel changing area (dry);

•	Workshop, tyre change, warehouse and storage areas;

•	Fuel, lube and oil storage facility; and

•	Reticulated services, including power, lighting and communications, raw water and clean water for fire protection, sewage collection, treatment and disposal.

The updated life-of-mine plan has identified the requirement for two additional tailings storage facilities to be constructed in 2029 and 2049 respectively. One additional waste storage area, HS4, has been identified and will become operational in 2032.

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Summary of Ore Reserve Estimation for Authier

As per ASX Listing Rules 5.9.1 and the 2012 JORC Code, a summary of the material information used to estimate the Ore Reserves is detailed below. Further details can be found in the Appendices to meet the criteria of the Listing Rules 5.9.2 (Section 4 of JORC Table 1).

The Authier Ore Reserves have been estimated with an effective date of 30 June 2025. A total of 10.5Mt of Proven and Probable Ore Reserves are estimated at an average grade of 1.00% Li2O, which is comprised of 5.7Mt of Proven Ore Reserves at an average grade of 0.97% Li2O and 4.9Mt of Probable Ore Reserves at an average grade of 1.03% Li2O as shown in Table 5.

Table 5 – Authier – Ore Reserves estimate as at 30 June 2025

Authier Ore Reserve Estimate
(0.60% Li2O cut-off grade)
		Li2O Grade	Li2O Cut-off Grade	Fe2O3 Grade
Category	Tonnes (Mt)	(%)	(%)	(%)
Proven Ore Reserves	5.7	0.97	0.60	1.06
Probable Ore Reserves	4.9	1.03	0.60	1.22
Total Ore Reserves	10.5	1.00	0.60	1.13

1.	The effective date of the Authier Ore Reserve estimate is 30 June 2025.
2.	Mineral Reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.
3.	Mineral Reserves result from a positive pre-tax financial analysis based on selling ROM ore at $120/t, delivered to the NAL ROM pad.
4.	The reference point of the Mineral Reserves Estimate is the NAL ROM pad.
5.	In-situ Mineral Resources are converted to Mineral Reserves based on pit optimisation, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model.
6.	The waste and overburden to ore ratio (strip ratio) is 6.1.
7.	Totals may not add up due to the rounding of significant figures.

Material Assumptions and Outcomes for the Life of Mine Plan

An Updated Definitive Feasibility Study (UDFS) was completed in 2023 and was based on developing Authier over a 24-year production period, using conventional open-pit truck and shovel methods and concentration of the ore at the NAL concentrator facility to produce a spodumene concentrate at 5.82% Li2O. The UDFS reported a pre-tax net present value (“NPV”) (8% discount) estimated at CAD58 million and a post-tax NPV (8% discount) estimated at CAD11 million.

The UDFS and subsequent Life of Mine (LOM) plans incorporate detailed pit designs, mining schedules, geotechnical analysis, hydrological assessments, and metallurgical assumptions.

The LOM plan for Authier has been updated with an increased Li2O cut-off grade of 0.60% applied and the start date for Authier delayed to 2045. All ore from Authier is processed at NAL, with ore fed to the NAL crusher at a ratio of 67% NAL: 33% Authier. The updated LOM plan is the basis for the 2025 Ore Reserve Estimate.

Figure 7 provides a snapshot of the updated LOM at the end of 2055.

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Figure 7: Authier Life-of-Mine plan as at end of 2055

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Table 6 summarises the key results of the updated LOM plan and associated financial modelling.

Table 6 – Results of Authier Updated LOM plan

Metrics	Units	Value
Life of Mine	Years	24
Total Material Mined	Mt	75.3
LOM Strip Ratio	waste:ore	6.1
Average Annual Plant Feed (Authier only)	Mtpa	0.45
Daily Plant Feed (Authier only)	tonnes/day	1,240
Average Crusher Feed Grade	% Li2O	1.00
Total Net Revenue	CAD million	$1,265
Total Operating Cost	CAD million	$749
Total LOM Capex	CAD million	$105
EBITDA	CAD million	$266
Mining Cost	CAD/t mined	$8.50
AISC	CAD/ROM ore t	$95
Total Cash Cost	CAD/ROM ore t	$85

Criteria for Conversion of Mineral Resources to Ore Reserves

The Measured and Indicated Resources that underpin the positive cash flow model for the Life of Mine have been directly converted to Proven and Probable Reserves respectively, after the application of the modifying factors.

Approximately 94% of Measured Resources have been converted to Proven Reserves and ~60% of Indicated Resources have been converted to Probable Reserves. No Inferred Resources have been included as Ore Reserves.

Mining Assumptions and Modifying Factors

Development of the updated LOM plan, which formed the basis of the 2025 Authier Ore Reserve estimate, included pit optimisation, pit design, mine scheduling and the application of modifying factors to the Measured and Indicated portion of the in-situ Mineral Resource. Tonnages and grades are reported as run of mine (ROM) feed at the NAL crusher and are inclusive of mining dilution, geological losses, and operational mining loss factors.

Mining activities will be conducted by a mining contractor for the entire LOM. The mining contractor will be responsible for:

•	Mine equipment fleet (production fleet, auxiliary fleet and support equipment);

•	Mine equipment operator;

•	Mine operations supervision;

•	Mine equipment maintenance;

•	Tree clearing and grubbing;

•	Overburden removal and bench preparation;

•	Drilling, blasting, loading and hauling of ore and waste material;

•	Mine dewatering;

•	Overall site maintenance;

•	Ore re-handling (loading transport trucks for ore transfer between Authier and NAL).

Drilling and blasting activities will be undertaken on all waste and ore were appropriate, with blast fragmentation curves developed based on rock characterisation, types of explosives, blast patterns and powder factors. An ore P80 particle size of 300 mm was targeted. An average density (in the hole) of 1.15 g/cm3 is planned with the powder factor varying from 0.21kg to 0.26kg of explosives per tonne of rock.

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Mining will be completed by 1 x 200t class hydraulic backhoe excavator and 1 x 80t class excavator. A production wheel loader will used to reclaim material from the ore stockpiles into the transportation trucks for transit to the NAL ROM pad.

A maximum of 9 x 60 t-capacity rigid haul trucks will be required throughout the mine life. All ore will be hauled to the ore stockpile just north of the ultimate pit limit. The waste rock, overburden and organic material will be hauled and stockpiled on the waste rock storage facility (WRSF). The auxiliary equipment fleet will consist of a variety of support equipment including dozers, water/gravel carts, graders and service vehicles.

A 24-year life-of-mine plan was developed using Micromine’s Spry software package. All dig solids and dump solids were imported into Spry for dig and dump scheduling. Haulage modelling was also completed to provided annual truck hours for both waste and ore operations with a total of 56,602 haul profiles were generated as part of the haulage modelling.

An average of 450kt of ROM ore is planned to be sent to NAL annually, with the mined ore grade fluctuating between 0.89% Li2O to 1.13% Li2O on a yearly basis.

Processing Assumptions and Modifying Factors

All ore will be processed at the NAL processing facility. Details of the NAL concentrator and processing facilities can be found the NAL section of the document.

Specific test work on blended NAL and Authier ore was undertaken in 2022-23 at SGS Canada Inc. in Lakefield, Ontario. Two composite and five variability samples were tested. The main objectives of the test work were to:

•	Test blended feed samples (64% NAL and 36% Authier).

•	Test the impact of granodiorite, gabbro, and volcanics waste rock dilution on metallurgical performance.

•	Mimic the NAL flowsheet.

Optimised test work data was selected and analysed to support the process mass balance. The majority of the tests selected to be used in the analysis were from the DFS test work program (one test from the PFS test work program was included). All tests analysed were from testing on composite samples. Two fatty acid collectors were tests: Sylfat FA-2 and Arrmaz Custofloat 7080 (currently being employed at the NAL concentrator). All tests were operated with two stages of wet high-intensity magnetic separation at 13,000 gauss.

Figure 7 shows the concentrate grade-recovery data point for the selected tests. The red curve is the correlation through all the datapoints which was used to support the recovery assumptions in the process mass balance.

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Figure 8 – Authier/NAL Test Work Analysis: Concentrate Grade-Recovery correlation

Figure 8 shows that the average recovery of 66.2% for a spodumene concentrate of 5.80% for combined NAL/Authier ore is practical.

Cut-off Grade Basis

The breakeven cut-off grade (COG) is calculated considering costs for processing, processing G&A, and other costs related to concentrate production and transport. Based on a 6.0% Li2O concentrate selling price of $1,250 USD/t ($1,125 USD/t for 5.4% Li2O concentrate), the COG at NAL is 0.29% Li2O.

However, due to metallurgical recovery limitations, a metallurgical COG of 0.60% Li2O was selected based on iterative analysis and to assure a feed grade that allows a sufficient metallurgical recovery to produce the required spodumene concentrate grade. A COG of 0.60% Li2O aligns with the NAL COG.

Estimation Methodology

The process adopted for completing the 2025 Authier Project Ore Reserve Estimate is described below:

•	A geological model was prepared by BBA for the 2023 Definitive Feasibility Study (DFS ).

•	A pit optimisation was undertaken to guide to the economic mining limits.

•	Detailed practical pit, phases, waste rock storage facilities and stockpile designs were completed taking into consideration geotechnical parameters, environmental constraints and infrastructure locations.

•	The design stage outputs were 3-dimensional in-situ solids in Deswik mine planning software. The mine designs included pit wall batters, berm offsets, access ramps and subdivisions into mining stages, blocks and benches.

•	The in-situ solids were interrogated against the latest geological model, including the modelled qualities for all ore solids.

•	The in-situ solids, with sub-cells down to 3m x 3m, were reblocked to 5m x 5m solids which represented the smallest mining unit which can excavated in isolation.

•	The quantities and the qualities of the 5m x 5m solids where then used to define the waste and ore blocks – those with a Li2O content from Measured or Indicated solids >= 0.60% were classified as ore, with the remaining blocks classified as waste.

•	The reblocking to 5m x 5m takes into account the loss and dilution aspect of converting in-situ quantities and qualities into ROM quantities and qualities.

•	The quantities and qualities for each solid were imported into Spry mine scheduling software for scheduling.

•	A target schedule was developed in Spry which matched NAL’s 2025 JORC Reserve schedule assumptions, with initial ore mined in 2045 and approximately 450kt of ore mined annually. This quantity ensures the blend into the NAL crusher is 67% NAL and 33% Authier.

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•	Outputs from the mine schedule were exported into a financial model for subsequent financial evaluation using updated unit cost to provide an assessment of the overall economic viability of the project.

•	The financial model was updated with capital cost estimates for the life-of-mine to ensure that the project generates positive cashflows throughout the project mine life.

•	All ore is sold to NAL (at the NAL ROM pad) for CA$120 per tonne.

Mineral Resource geological confidence limits were applied to ore solids, with no Inferred Ore tonnes being included in the Reserve estimate.

Ore Reserves have been classified as Proved or Probable based upon Mineral Resource confidence categories, mine planning, financial analysis and any relevant modifying factors.

Environmental Factors

Several modifications have been incorporated into the waste rock storage facility design to minimise the impact on the surrounding environment, including:

•	On the western side, two fish habitats have been confirmed. Infrastructure does not enter these protected habitats.

•	Also on the western side, the footprint was reduced to ensure the facility did not encroach the limits of the La Motte municipality.

•	At the eastern side, the footprint was reduced to ensure the facility did not encroach on the Saint-Mathieu-Berry Esker.

Results of the geochemical characterisation of waste rock concluded that waste rock is not high-risk level and not acid generating with ~70% of the waste rock considered metal leaching. The current approach is to place all waste rock in the same storage facility with level A groundwater protection measures installed at the foundation of the waste rock stockpile as shown in Figure 9.

Figure 9: Conceptual waste rock stockpile cross-section

The southern part of the St-Mathieu-Berry Esker is located in the area of influence of the mine. However, this part of the esker is not connected to the main part of the esker which is being tapped by the drinking facilities of the city of Amos and also by the Eska water bottling society. Both portions of the esker are separated by a bedrock lump. Because it is located at a lower altitude than the esker and isolated from it by a bedrock, the Authier Project will not threaten, in any way and under any circumstances, the water quality of this esker.

The site water management infrastructure, which includes drains and sumps located strategically around the site, has been designed with engineered impervious features.

Infrastructure

The proposed new site infrastructure for the Project include:

•	Run of mine (ROM) and loadout pad;

•	Administrative building;

•	Dry room;

•	Fuel storage;

•	Lay down area for mining contractor equipment shop;

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•	Explosive magazine;

•	A waste rock stockpile;

•	A mine wastewater treatment plant;

•	Site access road;

•	Mine hauling and service roads; and

•	Mine water management infrastructure, including, ditches, basins, pipelines, and pumping stations.

Given that the ore will be processed at North American Lithium (NAL), the site will not require a crusher, concentrator, tailings storage facility and other processing infrastructure.

The preliminary site layout is shown in Figure 10 below, with the operational requirements for the site, light and heavy vehicle traffic flows, site access, pit access, water management infrastructure and ore and waste rock stockpiles shown.

Figure 10: Preliminary Authier Site Layout

Market Factors

Lithium demand is projected to go from 1.2Mt lithium carbonate equivalent (LCE) in 2024 to 2.7 Mt LCE by 2030, representing a 132% increase. Electric vehicle and battery energy storage systems are the primary source of this demand increase.

It is anticipated that starting in 2029, lithium supply is projected to fall short of demand, with significant deficits in supply increasing from 2033 (Figure 11). The lithium market is extremely volatile and is expected to remain volatile in the near future.

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Figure 11 : Lithium Market Balance (source: Benchmark Q1 2025 Lithium Forecast Report)

About Sayona Mining

Sayona Mining Limited is a North American lithium producer (ASX:SYA; OTCQB:SYAXF), with projects in Québec, Canada and Western Australia.

In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% stake in the Moblan Lithium Project in northern Québec.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona is exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Company-owned leases and those subject to a joint venture with Morella Corporation.

For more information, please visit us at www.sayonamining.com.au

Competent and Qualified Person Statement

The information in this report that relates to Mineral Resources for the NAL project is based on information compiled by Mrs Emilie Gosselin, a member of the Ordre des Ingénieurs du Québec (OIQ). Mrs Gosselin is a full-time employee of BBA Inc. Mrs Gosselin has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the JORC Code (2012 Edition) of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.” Mrs Gosselin reviewed the technical information related to the MRE in this release and has relevant experience and competence in the subject matter. Mrs Gosselin has consented to the inclusion of the information in the form and context in which it appears herein.

The information in this announcement relating to Ore Reserves for the North American Lithium and Authier projects is based on, and fairly represents, information and supporting documentation prepared by Mr. Tony O’Connell an independent consultant employed by Optimal Mining Solutions Pty Ltd and is a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr O’Connell has sufficient experience which is relevant to the type of deposits and mining method under consideration and to the activity which has been undertaken to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr O’Connell consents to the inclusion in this release of the matters based on the information in the form and context in which they appear.

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Forward Looking Statements

This press release contains certain forward-looking statements. Such statements include, but are not limited to, statements relating to "reserves" or "resources". Forward-looking statements are based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona’s control. Actual events or results may differ materially from the events or results expressed or implied in any forward-looking statement. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward-looking statements.

For more information, please contact:

Andrew Barber

Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

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APPENDIX A – JORC TABLES

JORC Code, 2012 Edition – Table 1

Section 1: Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques	Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

The drill core was photographed (most of the holes) and logged prior to sampling of the holes.

	Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.	Since 2009, core was laid in wooden boxes at the drill site, sealed with a lid and strapped with plastic binding. At the owner’s core facility, the core was washed, logged, and split using a diamond blade saw under the on-site supervision of the geologist. After cutting, the core samples were sealed with a plastic cable tie in labelled plastic bags with their corresponding sample tag. The plastic bags were placed in large rice bags and secured with tape and a plastic cable tie for shipping to the laboratory.
	Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g aliquot for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.	Sample preparation and assaying methods are industry-standard and appropriate for this type of mineralisation. The Project is supported by core samples taken by diamond drilling (no other sampling methods were used). Standards and blanks were inserted into the samples sequence prior to shipping.

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Drilling techniques	Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

All data used for the mineral resource estimate come from diamond drilling.

There are 1,575 holes, totalling 221,404 m in the database.

Several drilling programs on surface and underground have taken place between 1942 and 1985 by various operators. In total, 873 holes have been drilled, totalling 60,862 m. These historic drillholes have not been assayed and their localisation is uncertain, therefore, they have been ignored in the context of this resource estimation.

From the period of 2009 to 2019, a total of 379 NQ size holes were drilled for a total of 58,466 m with an average of 154 m per hole. A subset of 131 drillholes, totalling 7,190 m, issued from geotechnical, environmental or from pit defining drilling campaigns that were not surveyed nor assayed, were ignored for this resource estimation. In 2009 and 2010, the campaigns were managed by M.E. Lavery, P.Geo., and completed by two independent contractor geologists, in 2016. This campaign was supervised by NAL Chief geologist Rémi Asselin, P. Eng., and two independent geologists. The 2019, 2023 and 2024 campaigns were supervised by the geology team of NAL.

From 2023 to 2024, a total of 323 holes were drilled for a total of 102,076 m with an average of 316 m per hole. A subset of 8 holes, totalling 305 m were not surveyed and ignored for this resource estimation.

Drill sample recovery	Method of recording and assessing core and chip sample recoveries and results assessed.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

Core recovery is typically over 95%, with only occasional areas of sheared rock with poor recovery. Inspection by the CP of the core confirms a high core recovery.

	Measures taken to maximise sample recovery and ensure representative nature of the samples.	Sample lengths were adjusted as necessary to reflect geological and/or mineralisation contacts, which periodically created samples of less than 0.5 m length. Longer sample lengths were taken of strongly sheared core or rare sections with poor core recoveries.
	Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.	There is no correlation or bias between the grades obtained and core recovery.

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Logging	Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

Core was logged geologically and geotechnically. Photographs of the wet core were taken systematically after core boxes were opened and laid out on the platform and, prior to any marking or cutting taking place, rock quality designation (RQD) measurements were generally taken at regular intervals of 6 m, with the fracturing and recovery data being recorded.

In 2009, core logging was carried out by CCIC geologists. Geological and geotechnical information was recorded directly into core view v.5.0.0 software (Visidata Pty Ltd.) which was exported and backed up every night on a secure data server

	Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.	Logging was both quantitative and qualitative. Lithology contacts, textures, alterations, and structural features were logged.
	The total length and percentage of the relevant intersections logged.	Overall, the mineral resource estimate (dykes and lithology model) includes 563 holes totalling 153,047m.
Sub-sampling techniques and sample preparation	If core, whether cut or sawn and whether quarter, half or all core taken.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

After logging, core was marked by a geologist with sample intervals, and core samples were sawn in half. One half of the sample interval was submitted for analysis and the remainder kept for future testing and/or reference.

	If non-core, whether riffled, tube sampled, rotary split, etc., and whether sampled wet or dry.	There was no sampling method other than diamond drilling (core drilling).
For all sample types, the nature, quality and appropriateness of the sample preparation technique.

Sampling protocol generally followed the procedures below:

Sample labels are placed at the start of each sample interval and the limits of these are clearly indicated by the geologist using red-coloured arrows. The footage is also shown next to the red lines

	Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.	The core samples have been selected by visual logging methods and are considered appropriate for the analytical work being carried out in an industry-standard manner.
	Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.	The remaining half-cores, crushed samples (rejects) and pulverised samples (pulps) are retained for further analysis and quality control checks.
	Whether sample sizes are appropriate to the grain size of the material being sampled.	Sample sizes are considered appropriate for the style of mineralisation.

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Quality of assay data and laboratory tests	The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

In 2009, the core samples were prepared and analysed either in Lakefield or in Toronto, Ontario, SGS laboratories using a sodium peroxide fusion with atomic absorption spectrometry, method 9-8-40, to determine the %Li content. Check samples were prepared for selected samples from a split from the remaining pulps after primary analysis. The samples were packaged by SGS Lakefield and sent by couriers to the ALS Vancouver laboratory.

In 2010 and 2011, The primary laboratory was ALS and the check laboratory was AGAT Laboratories Ltd. Samples were prepared at ALS Val d’Or and assayed in Vancouver using four-acid digestion with ICP-AES finish, method Li-OG63, to determine the %Li content.

In 2016, the primary laboratory was Techni-Lab. The samples were prepared and assayed using a four-acid digestion with ICP-AES finish, method ICP-OES, to determine the %Li content. The check laboratory for 2016 was ALS Vancouver.

In 2019, a mobile SGS lab was set-up directly on site. The sample were prepared and assayed by SGS to determine the %Li content of the core samples.

In 2023 and 2024, samples were sent to ALS Laboratories. The samples were prepared and assayed using super trace DL Na2O2 with ICP-MS Inductively Coupled Plasma Mass Spectrometry to determine the %Li content of the core samples.

For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

There was no sampling method other than diamond drilling. No geophysical tools or XRF instruments have been used in determining mineralisation.

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Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

The quality of the assay was monitored using blanks, and standards. The site created customised lithium standards, i.e. ST-L (low grade) and STH (high grade), by the dilution of spodumene concentrate from the Tanco pegmatite mine in Manitoba with pulverised quartz. The spodumene concentrate was sent to Geoscience Laboratories for dilution, pulverisation to < 200 mesh and homogenisation. Additionally, several pulps were sent to a secondary laboratory as a check.

In 2016, three standards were created using pulps from the 2013 and 2014 production drillholes.

Four different Lithium standard types supplied by Core Lithium’s Finnis Lithium Project, located in the Northern Territory in Australia, were used during the 2023 and the 2024 drilling campaigns. These certified reference materials produced by Oreas were represented by a low grade (0.496% Li2O), a low-medium grade (1.01% Li2O), a medium grade (1.52% Li2O) and a high grade (2.19% Li2O) material for peroxide Fusion ICP. The material used for the blank comprise a mix of white, decorative, crushed stones, composed of 90-95% quartzite with 5-10% intermediate metamorphic rocks (Extracted from Sitec Quarry, Charlevoix).

The assaying techniques and quality control protocols used are considered appropriate for the data to be reported in its current form and for the estimation of mineral resources.

Verification of sampling and assaying	The verification of significant intersections by either independent or alternative company personnel.

Sampling intervals defined by the geologist were assigned sample identification numbers prior to core cutting.

The results have been reviewed by multiple geologists. The company conducts internal data verification protocols, which have been followed. Significant intersections were verified by company personnel and CPs.

There are no currently known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

	The use of twinned holes.	No twinned holes have been drilled.
Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

All sampling and assay information were stored in a secure GeoticLog database with restricted access.

Assay results from the laboratory with corresponding sample identification are loaded directly into the GeoticLog database.

Overall, the sample preparation, security, analytical procedures, and results appear reasonable, diligently executed and aligned with industry best practices.

Discuss any adjustment to assay data.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

In 2016, the firm InnovExplo was retained to perform a due diligence review of the drilling, core handling, sampling and QA/QC protocols elaborated by NAL.

BBA further investigated NAL’s QA/QC protocol and data produced. Procedures included insertion of sterile material labelled as “blank” in the sample stream to control contamination and sample handling errors, insertion of customised reference materials labelled as standards A, B and C, representing low grade (0.336% Li2O, average cutoff grade (0.878% Li2O) and high grade (1.567% Li2O) material, respectively. These were sent to the primary laboratory in alternation to cover a range of values and material representative of the mineralisation at the mine. Each sample batch included one blank insertion and the insertion of standards (A, B and C), with QA/QC sample inserts accounting for 5 to 10% of the total material submitted. The results of the analyses were received by email in the form of signed certificates (.pdf) by the chemist and as Excel files, facilitating data capture. The latter were then easily imported into the Geotic Log database and then processed.

Li% has been converted to Li2O% for reporting purposes. The conversion used is Li2O = Li x 2.153.

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Location of data points	Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

2016 and 2019 holes were first positioned and oriented by mine-site personnel using a Trimble TSC3 precision GPS instrument, and collars were precisely surveyed by J.L Corriveau, a local surveying contractor. Drillhole deviation was regularly measured by the drill operator, approximately every 15 m using a Flexit testing instrument, while multishot tests were recorded every 3 m along the hole upon closure.

In 2023 and 2024, drillhole deviation was regularly measured by the drill operator, approximately every 10 m using three instruments (EZ-Trac, SPRINT-IQ and DEVI-GYRO) and using the instrument Reflex Sprint-IQ. Multishot tests were recorded every 3 m along the hole upon closure.

The topography used is a combination of three Lidar survey dated from September 2024 to April 1st, 2025.

	Specification of the grid system.	The grid system is UTM NAD83 Zone 18.
	Quality and adequacy of topographic control.	The quality and adequacy of the topographic control and drill hole database are considered appropriate for the work undertaken, and the data is suitable for use in mineral resource estimation.
Data spacing and distribution	Data spacing for reporting of Exploration Results.	The average drill spacing is approximately 100 m x 100 m in the area of the deposit, with local definition up to 50 m x 50 m, mostly within the conceptual pit shell.
	Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserves estimation procedure(s) and classifications applied.	Drill spacing is sufficient to establish geological and grade continuity, and to support the current Mineral Resource classifications.
	Whether sample compositing has been applied.	Samples have been composited to 1.5 m intervals.
Orientation of data in relation to geological structure	Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

The majority of holes from 2009 to 2024 were drilled with an azimuth of N045, which is perpendicular to most of the pegmatite dykes. The dip of the dykes at 70 degrees to the southwest was intersected by surface drilling with a dip of -45 to -65 in general.

	If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.	The orientation and dip of the drillholes do not create any bias during core sampling.

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Sample security	The measures taken to ensure sample security.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and discussion with NAL staff.

In 2009, 2010 and 2011, drill core was laid in wooden core boxes at the drill site, sealed with a lid and strapped with plastic bindings. Core samples were packed and sealed into labelled plastic bags and tied with a plastic cable tie. The core was transported either by the drilling contractor or the previous owner’ personnel to their core facility in Val d’Or.

In the 2016 campaign, drill core was placed in wooden boxes, respecting the drilling sequence, with wooden markers indicating depth. Once filled, lids were sealed on the boxes, and NAL personnel transported the core to NAL’s core shack located in the nearby town, Amos.

In 2023 and 2024, drill core was placed in wooden boxes, respecting the drilling sequence, with wooden markers indicating depth. Once filled, lids were sealed on the boxes, and NAL personnel transported the core to the core shack located in the nearby town, Val-d’Or.

Upon delivery to the core shack, the drill core was taken care of by the company's team of technicians and geologists. The samples were clearly identified in their respective bags without risk of contamination. Transport to the laboratory was carried out by a technician from the company.

All sampling is supervised by a geologist.

Pulps and rejects are returned to site and properly stored

Audits or reviews	The results of any audits or reviews of sampling techniques and data.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

The 2009 drill hole data was audited by Ms. Stone, P.Geo.(CCIC), before use in the development of the geological model on the property. The audit included review of assay certificates, down hole deviation, hard copy records of the down hole survey results, logging codes for mineralised pegmatite and checks for data logged, sampled or measured. Errors were corrected in the database, with the resulting 2009 drill hole and assay database being considered of high quality and acceptable for use in resource estimation.

AMC conducted an audit and evaluated the mineral resources in compliance with NI 43-101 guidelines in May 2011 and, upon completion of infill drilling, pursued validation work leading to an updated resource model and estimate in December 2011.

In 2016, SGS audited the drilling data including those of 2016. A Resource Estimate was carried out by SGS in April 2017. An assessment of Reserves by BBA followed in May 2017.

In 2021, BBA and external experts have audited the drilling data and the geological model completed by NAL in 2019.

In 2024 and 2025, BBA audited the drilling data completed by NAL in 2023 and 2024.

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Section 2: Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status	Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

The North American lithium Project is in the municipality of La Corne, Québec.

The project was built as an open pit hard rock mine and exploited lithium-bearing pegmatite dykes, with mineral processing and lithium carbonate production facilities.

The NAL property consists of a contiguous group of 42 mineral titles (41 claims, 1 mining lease). All the claims are registered in the name of Lithium Amérique du Nord Inc. for a total area of 1,493 ha. Gestim, the Québec government’s online portal for mining titles was consulted and NAL is the registered owner of these claims. The entirety of the MRE is located within this property.

The Mining Lease was granted to QLI on May 29, 2012 and has an initial term of 20 years, expiring on May 28, 2032 and can be renewed under some conditions.

Sayona also holds a 25% position in 28 claims surrounding the NAL. These claims are registered in the names of Consolidated Lithium Metals (75%) and Lithium Amérique du Nord Inc. (25%). None of the mineral resources is contained within these claims.

Two claims have a 1% NSR. None of the mineral resources is contained within these claims.

There are no known significant issues that are believed to materially impact the mine’s ability to operate.

	The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.	All claims are in good standing as of June 6th 2025. There are no impediments that have been identified for operating in the Project areas.
Exploration done by other parties	Acknowledgment and appraisal of exploration by other parties.

Historic information is compiled from NI 43-101 Technical Reports prepared for the current owner and previous owners and from discussion with NAL staff.

Exploration started in 1942 by Sullivan Mining Group, followed by Quebec Lithium Corporation, Cambior Inc., Canada Lithium Corp., which merged later with Sirocco Mining Inc to form RB Energy Inc.

Between 2008 and 2012, Canada Lithium Corp. carried out exploration work on the property. This work consisted of geological compilation, surface mapping, outcrop channel sampling, diamond drilling and metallurgical tests. All this work is detailed in the first NI 43-101 Report in 2012.

In 2016, NAL carried out a surface drilling campaign east of the current pit.

In 2023, NAL carried out a surface drilling campaign northwest and southeast of the current pit.

In 2024, NAL carried out a surface drilling campaign northwest, to the North and to the southeast of the pit with few drill holes to the west.

Geology	Deposit type, geological setting and style of mineralisation.

The project is located in the region of The Archean Preissac-Lacorne syn- to post-tectonic intrusion that was emplaced in the southern Volcanic Zone of the Abitibi Greenstone Belt of the Superior Province of Québec.

The rocks are split between granodiorite of the Lacorne batholith, volcanics, and gabbro as well as the pegmatites dykes that mainly intrude the granodiorite and the volcanics.

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Criteria	JORC Code explanation	Commentary

Volcanic rocks on the property are represented by dark green mafic metavolcanics and medium grey silicified intermediate volcanics. The mafic rocks are medium grey to dark grey-green, and cryptocrystalline to very fine grained.

Both mafic and intermediate volcanic rocks are affected by moderate to strong pervasive silicification, minor chloritisation and patchy to pervasive lithium alteration.

The granodiorite is medium grey to greenish grey, massive, coarse grained to porphyritic, and exhibits a salt-pepper appearance. The main mineral constituents are light grey to greenish white plagioclase (40-45 vol%), dark green to black amphibole, most likely hornblende (15-20 vol%), mica (20 vol%), represented by biotite and muscovite, grey quartz (10-15%vol) and minor epidote, chlorite and disseminated sulphides.

Three different types of facies of pegmatites dykes have been identified based on mineralogy and textures: PEG1, PEG2 and PEG3. The main differences between the three types of pegmatite dykes are the amount of spodumene, feldspar and quartz in the dyke, the texture of the pegmatite, and the presence or absence of zoning.

Pegmatite mineralisation occurs as a swarm of dykes ranging in thickness from 1.5 m to 70 m, generally striking NW-SE and dipping subvertical to 50 degrees NE.

Drill hole Information

A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:

•      easting and northing of the drill hole collar

•      elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole

•      collar dip and azimuth of the hole

•      down hole length and interception depth

•      hole length.

There are 1,575 holes, totalling 221,404 m in the database.

Several drilling programs on surface and underground have taken place between 1942 and 1985 by various operators. In total, 873 holes have been drilled, totalling 60,862 m. These historic drillholes have not been assayed and their localisation is uncertain, therefore, they have been ignored in the context of this resource estimation.

From the period of 2009 to 2019, a total of 379 NQ size holes were drilled for a total of 58,466 m with an average of 154 m per hole. A subset of 131 drillholes, totalling 7,190 m, issued from geotechnical, environmental or from pit defining drilling campaigns that were not surveyed nor assayed, were ignored for this resource estimation.

From 2023 to 2024, a total of 323 holes were drilled for a total of 102,076 m with an average of 316 m per hole. A subset of 8 holes, totalling 305 m were not surveyed and ignored for this resource estimation.

During all drilling programs, holes were roughly perpendicular to the direction of the pegmatites which are generally oriented NW-SE. Holes were angled typically at -45 to -60 degrees to cut as much as possible the interpreted true width of the dyke.

If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

The Project is at a stage of production, with a reported mineral resource, ongoing engineering studies, and a substantial database of 563 surface drill holes (153,047m). All the details are therefore not presented in table form.

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Criteria	JORC Code explanation	Commentary
Data aggregation methods	In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.	Exploration results are not being reported.
	Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.	Data aggregation methods were not used for this Project. Mineralisation shows a very low nugget effect, low grade variation, and low COV.
	The assumptions used for any reporting of metal equivalent values should be clearly stated.	No metal equivalent values were used.
Relationship between mineralisation widths and intercept lengths	These relationships are particularly important in the reporting of Exploration Results.	The geometry of the mineralisation with respect to the drill hole angle is known.
	If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.	The holes were drilled on bearings of 45 degrees and approximately perpendicular to the general strike and dip of the mineralised dykes.
	If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).	Pegmatite intercepts (%Li2O over m) are expressed over downhole length (not over true width).
Diagrams	Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.	Maps and geological as well as plan views with drill hole collar locations are included in the main body of this report.
Balanced reporting	Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.	Exploration results are presented as a whole in the Mineral Resource Estimate. There are no specifically released exploration results.

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Criteria	JORC Code explanation	Commentary
Other substantive exploration data	Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.	There are no other meaningful and material exploration data to be reported.
Further work	The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).

It is recommended to complete the following work:

Continued resource definition drilling within the conceptual resource pit shell to upgrade the Inferred resources to the Indicated category.

Collect additional bulk density samples of the pegmatite, granodiorite, and metavolcanics to be able to generate a regression formula where density would be more adequately calculated. A regression analysis would result in tonnage being more precisely estimated.

Continuously sample and assay both pegmatite dykes and country rock to collect Fe grade of the diluting host rock material.

	Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.	Refer to the figures in previous exploration releases (ASX Announcements of 2023 and 2024) for illustrations of previously reported holes and assays.

Section 3: Estimation and reporting of mineral resources

Criteria	JORC Code explanation	Commentary
Database integrity	Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.

Drillhole data is securely stored in a Geotic Log database located on the Sayona server located at site. The server is backed up daily and backups are stored in a different building, also on site.

Sayona staff supplied the CPs with an MS Excel export of the final drilling and surface trenching database, which included collars, deviations, assays and geology.

	Data validation procedures used.	The digital drill hole database was audited by the CP using validation tools for: collar location, azimuth, dip, hole length, survey data and analytical values. There were no relevant errors or discrepancies noted during the validation.
Site visits	Comment on any site visits undertaken by the Competent Person and the outcome of those visits.

The CP conducted a site visit on May 27th, 2025.

The CP inspected drill hole collars, core, and geology within the open pit.

General logging and sampling procedures, analytical procedures were reviewed and the CP concluded that on-site geologists and technical team were following Best Practices.

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	If no site visits have been undertaken indicate why this is the case.	Site visit was completed.
Geological interpretation	Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.

The level of confidence in North American Lithium geological model is high.

The geological model proposed for this update is based on drillholes, open pit mapping, and historical underground mappings and voids.

The mineralisation is composed of multi-phase pegmatite dykes crosscutting metavolcanics, granodiorite and gabbro.

The pegmatite dykes generally contain various amounts (5% to 25%) of spodumene.

Only lithium grades within the pegmatite dykes were used to interpolate within the dykes.

Host rocks were also modelled in 3D to support the pegmatite interpretation and to provide information for mine planning.

	Nature of the data used and of any assumptions made.	The model is essentially based on lithological descriptions and geochemical results.
	The effect, if any, of alternative interpretations on Mineral Resource estimation.	The drill hole geological controls do not allow for any or few alternative interpretations. Local differences in interpretation would not be material to the Project.
	The use of geology in guiding and controlling Mineral Resource estimation.	The model is not based on Li2O content alone; lithological descriptions were used to create 3D volumes for each of the individual pegmatite dykes (117 pegmatite dykes from which only 93 dykes demonstrate RPEEE).
	The factors affecting continuity both of grade and geology.	Geological and grade continuities are tested and supported by substantial drilling, assays and geological observations in the field and during core logging.
Dimensions	The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.

The NAL Mineral Resource model includes 117 pegmatite dykes striking approximately northwest and have variable dips from subvertical to 50 degrees to the southwest. Only 93 out of the 117 dykes demonstrate RPEEE.

The NAL pegmatite dykes have been delineated over a strike length of approximately 3,550 m and to a depth of approximately 800 m vertical. Dykes have a thickness up to 70 m.

Estimation and modelling techniques	The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used.

Compositing was done every 1.5 m. Unsampled intervals were assigned a zero grade.

Variography was done in Supervisor. All pegmatite domains were estimated using ordinary kriging (OK), using Leapfrog Edge. All the pegmatite domains were also estimated using Inverse Distance Square (ID2) and Nearest Neighbour (NN), also using Leapfrog Edge, for comparison and validation purposes. The estimation results using ordinary kriging was similar to the estimation results from the other methods.

Three successively less restrictive passes have been done to interpolate Li2O grades. The ellipse sizes and anisotropies were based on variography, drillhole spacing, and pegmatite geometry. The ellipsoid used for the first pass was 50% of the range of the variogram (90 m x 90 m x 12.5 m), for the second pass the ellipsoid was 100% of the range of the variogram (180 m x 180 m x 25 m) and for the third pass, the ellipsoid was 150% the range of the variogram (270 m x 270 m x 37.5 m) and meant to fill the remaining blocks of the block model. The first and second pass has a minimum of four (4) composites and a maximum of eight (8) composites and a minimum of two holes were needed to interpolate. The third pass has a minimum of two (2) composites and a maximum of eight (8) composites with no minimum of drillholes needed to interpolate.

Variable search ellipse orientations (dynamic anisotropy) were used during interpolation. Using Leapfrog Edge’s Variable Orientation tool, the search ellipsoid follows the trend of the central reference plane of each dyke.

The block model is rotated -50 degrees around the Z axis.

Hard boundaries between individual pegmatite dykes were used during interpolation.

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	The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.	Validation of the block model included alternative scenarios using inverse distance square and nearest neighbour grade estimations, global means comparisons, and by visual inspection in 3D and along plan views and cross-sections.
	The assumptions made regarding recovery of by-products.	The potential to recover Ta as by-product still needs to be evaluated.
Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).

Fe grades were assigned to the block model based on the median value of individual lithologies. For the pegmatite dykes, ID2 was used to estimate the iron content. Where blocks have not estimated, a fixed value was assigned based on the median value of the logged pegmatite.

	In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.	Parent blocks of 5 m x 5 m x 5 m, sub-blocked four times in each direction (for minimum sub-blocks of 1.25 m in each direction) were used. Sub-blocks are triggered by the geological model, mining voids, overburden, topography, and classification. Li2O grades are estimated on the parent block and automatically populated to sub-blocks.
	Any assumptions behind modelling of selective mining units.	The SMU used for this estimation is driven by the width of the dykes.
	Any assumptions about correlation between variables.	Not applicable.
	Description of how the geological interpretation was used to control the resource estimates.	The geological interpretation (lithium pegmatites) provided hard boundaries for the estimation domains.
	Discussion of basis for using or not using grade cutting or capping.	Based on the statistical analysis, capping value was set at 3.00% Li2O and applied after compositing.
	The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.	The block model validation was done by visually comparing the results of the OK, NN and ID2 estimates against the composited and raw assay data.
Moisture	Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	All tonnages are calculated and reported on a dry tonne basis.

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Cut-off parameters	The basis of the adopted cut-off grade(s) or quality parameters applied.

The RPEEE ‘reasonable prospects for eventual economic extraction’ is met by having used reasonable cut-off grades for an open pit extraction scenario and constraining pit shell using market pricing from BMI Q1-2025 and operating parameters based on current site operations as published in latest annual report.

Based on a 5.4% Li2O concentrate selling price of $1,395 USD/t, the selected COG for an open pit scenario is 0.6% Li2O and 0.7% Li2O for the underground scenario and should be viewed as a metallurgical cut-off grade due to metallurgical recovery limitations.

Mining factors or assumptions	Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.

The model comprises 117 mineralised dykes which mostly have thickness of 2 m or higher, with exceptions below 2 m. Only 93 of the 117 dykes demonstrate RPEEE. The Mineral Resources are reported using a cut-off grade of 0.60% Li2O, based on both geological and metallurgical considerations. The geometry and the depth of the mineralised dykes are amenable to be mined using the mining method for which they are reported (open-pit or underground).

No dilution or mineralisation loss factors have been considered to generate the pit shell to constrain the Mineral Resource Estimate.

Stope Optimiser shapes (DSO) with a minimum of 3 m were used for reporting underground resources. All material within the shapes, including internal dilution below the cut-off grade of 0.70% Li2O, was reported.

Mineral Resources are reported in-situ.

Metallurgical factors or assumptions	The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

Previous studies have successfully completed feasibility-level test work. No additional test work has been conducted since then. It is now assumed that the samples from the prior test program accurately represent the updated resource estimates and that the results from this earlier work can be utilised for the current Mineral Resource Estimate (MRE) purposes.

Based on those test results, and assuming that a 5.4% Li2O concentrate will be generated, an average of 69.2% lithium recovery is assumed.

42         Sayona Mining Limited

Environmental factors or assumptions	Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a Greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.

The NAL project has existing environmental permits for mining operations including the disposal of waste rock, storage of tailing, drawing water for process and the release of treated water to the environment.

The extension of mineral resources under Lac Lortie will require the approval from the MRNF for the expansion of the existing mining lease. The MRNF will require an important update to the Closure and Rehabilitation Plan and the update of the approval by the MELCCFP of the environmental authorisation, both submitted at the end of 2022 before the final approval of the mining lease modification.

Mining activities will be located in a recreational zoning class as per the Municipality of La Corne zoning by-law. However, mining activities are accepted for this zoning class and no modification of zoning by-law will be required. Nevertheless, social acceptability will be required since mining activities may interfere with Mont-Vidéo’s recreational and tourism activities. Finally, impact on Harricana moraine will have to be documented.

Comprehensive provincial and federal environmental examination procedures could be triggered due to the increase in the whole NAL project footprint. Footprint of the additional mining activities (tailings management facilities, mine waste rock dump, etc.) will be evaluated during the future mineral reserve assessment.

In addition, provincial and federal authorisations will also have to be obtained. Authorisations will be subject to approval of the compensation plan associated with the destruction of fish habitat.

A former tailings facility, under the responsibility of the province since 2010, is located within the mineral resource’s footprint. The management of tailings from previous mining operation will be subjected to specific conditions, depending on their geochemical characteristics. The MRNF has stated in 2010 that these tailings do not show acid rock drainage potential. However, the MELCCFP requirements for geochemical characterisation have increased since 2020 and a more comprehensive characterisation will be required.

Finally, the responsibility for historical infrastructure will have to be assessed and discussed with the MRNF.

Bulk density	Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.	Density assignments in the block model are appropriate and supported by measurements.
The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vugs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.

Bulk density measurements were collected on diamond drill core using the wet immersion method.

In 2022, 600 samples taken from 97 drillholes were sent to SGS Laboratories to improve the density measurement database. Representative samples were selected for pegmatites and waste rock.

The median value of 2.70 g/cm3 was assigned to all pegmatite dykes. Surrounding lithologies were assigned the following density (median of all collected data): Granodiorite (2.77 g/cm3), Volcanics (3.01 g/cm3), Gabbro (3.11 g/cm3).

Overburden was assigned 2.00g/cm3.

	Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.	The median value for each lithology was used as a fixed value.
Classification	The basis for the classification of the Mineral Resources into varying confidence categories.	The MRE has been classified as Indicated and Inferred mineral resources, reflecting varying confidence categories. No Measured has been classified
Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).

Mineral resource classification is in accordance with the JORC 2012 reporting guidelines. All reported Mineral Resources have reasonable prospects for eventual economic extraction.

Blocks were classified as Inferred when the drill spacing was 150 m or better.

Blocks were classified as Indicated when the drill spacing was 80 m or better inside the conceptual resources pit shell.

Classification volumes are created around contiguous blocks at the stated spacing criteria with consideration for the selected mining method. Geological and grade continuity is also taken into consideration during the classification process.

The Mineral Resource estimates appropriately reflect the view of the Competent Person.

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	Whether the result appropriately reflects the Competent Person’s view of the deposit.	The classification as Indicated and Inferred mineral resources appropriately reflects the view of the independent CPs.
Audits or reviews	The results of any audits or reviews of Mineral Resource estimates.	An internal audit was conducted by the prior CP between the recent PFS and FS reports, and MRE 2023 identifying opportunities to improve the resource model. The 2024 MRE, was significantly improved to reflect both the host rock lithologies, the thickness, orientation, and lateral and down-dip continuity of the pegmatite dyke swarm. The enhancements were made possible by the integration of new sampling data, a detailed review of relationships between pegmatites and diluting host rock, and through discussions with internal and external experts. The model accuracy was also validated against historical mining voids, past production average grades and trends observed in historical grade control data. The current MRE kept this approach.
Discussion of relative accuracy/ confidence	Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate.	The pegmatite geometry and continuity has been adequately interpreted to reflect the applied level of Indicated and Inferred Mineral Resource.
The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.

The data quality is good, and the drill holes have detailed logs produced by qualified geologists. All core used in the estimate is properly stored, and mineralised intervals can be reviewed when required. Certified laboratories have been used for all analyses.

	These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	Discussions with on-site geologists and engineers allowed to confirm that the current model honours what is being encountered on a day-to-day basis confirming the robustness of the current model.

44         Sayona Mining Limited

Section 4: Estimation and reporting of ore reserves - NAL

Criteria	JORC Code explanation	Commentary
Mineral Resource estimate for conversion to Ore Reserves

Description of the Mineral Resource estimate used as a basis for the conversion to an Ore Reserve.

Clear statement as to whether the Mineral Resources are reported additional to, or inclusive of, the Ore Reserves.

The 2025 MRE is the basis for the Ore Reserve Estimate and was compiled by Mrs Emilie Gosselin, a member of the Ordre des Ingénieurs du Québec (OIQ). Mrs Gosselin is a full-time employee of BBA Inc and defined as an Independent and Competent Persons in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).

The effective date of the 2025 MRE is 6 June 2025.

The Mineral Resources reported are inclusive of the Ore Reserves, but exclude the stockpiled ROM Ore Reserves, as shown in the table below.

Site visits	Comment on any site visits undertaken by the Competent Person and the outcome of those visits. If no site visits have been undertaken indicate why this is the case.	The Competent Person for the Ore Reserve estimate, Mr Tony O’Connell, visited North American Lithium (NAL) between September 10th and 12th 2024.
Study status

The type and level of study undertaken to enable Mineral Resources to be converted to Ore Reserves.

The Code requires that a study to at least Pre-Feasibility Study level has been undertaken to convert Mineral Resources to Ore Reserves. Such studies will have been carried out and will have determined a mine plan that is technically achievable and economically viable, and that material Modifying Factors have been considered.

A Definitive Feasibility Study (DFS) was completed in 2024 and demonstrated that the NAL Project was technically and economically feasible.

An updated Life of Mine (LOM) plan, based on 2025 MRE geological model and the DFS has been developed which forms the basis of this Ore Reserve estimate. The updated life of mine plan incorporates detailed pit designs, dump designs, mining schedules, geotechnical analysis, hydrological assessments and metallurgical assumptions.

Cut-off parameters	The basis of the cut-off grade(s) or quality parameters applied.

The breakeven cut-off grade (COG) is calculated considering costs for processing, processing G&A, and other costs related to concentrate production and transport.

Based on a 6.0% Li2O concentrate selling price of $1,250 USD/t ($1,125 USD/t for 5.4% Li2O concentrate), the COG would be 0.29% Li2O.

However, due to metallurgical recovery limitations, a metallurgical COG of 0.60% Li2O was selected based on iterative analysis and to assure a feed grade that allows a sufficient metallurgical recovery to produce the required spodumene concentrate grade.

45         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Mining factors or assumptions

The method and assumptions used as reported in the Pre-Feasibility or Feasibility Study to convert the Mineral Resource to an Ore Reserve (i.e. either by application of appropriate factors by optimisation or by preliminary or detailed design).

The choice, nature and appropriateness of the selected mining method(s) and other mining parameters including associated design issues such as pre-strip, access, etc.

The assumptions made regarding geotechnical parameters (eg pit slopes, stope sizes, etc), grade control and pre-production drilling.

The major assumptions made and Mineral Resource model used for pit and stope optimisation (if appropriate).

The mining dilution factors used.

The mining recovery factors used.

Any minimum mining widths used.

The manner in which Inferred Mineral Resources are utilised in mining studies and the sensitivity of the outcome to their inclusion.

The infrastructure requirements of the selected mining methods.

The NAL orebody is a near-surface pegmatite deposit. The DFS determined the most optimal mining method is open cut mining utilising conventional truck and shovel mining equipment.

The open cut mine is currently operating allowing for the reconciliation of mining and processing results to update any modifying factors where required.

The equipment selected for mining are 80t to 200t size excavators loading 90t capacity rigid off-highway haul trucks, supported by ancillary equipment including graders, water carts and dozers.

All waste and ore is drilled and blasted where practical.

The resource model was re-blocked from cells of 1.25m x 1.25m x 1.25m to generate a mining model of block sizes 5m x 5m x 5m to account for the SMU of selected mining equipment size and simulate mining recovery and dilution for converting the Mineral Resource to Ore Reserve.

Pit Optimisation was applied to the mining model and the Revenue Factor Shell 0.95 was chosen to guide the detailed pit design. The detailed pit design includes the practical geometry required in a mine, including pit access and haulage ramps to all pit benches, pit slope designs, benching configurations, smoothed pit walls and catch benches.

Major dual lane haul roads have been designed at 10% maximum gradient at a width of 28m, whilst single lane accesses in the lower benches of the pit have been designed at a minimum width of 20m.

Geotechnical and hydrogeological studies were carried out by Golder Associates in 2010, 2018 and early 2019. The DFS used the design geotechnical parameters shown in the table below for the practical pit design. The design also makes allowances for interactions with historical underground workings.

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Criteria	JORC Code explanation	Commentary
Metallurgical factors or assumptions

The metallurgical process proposed and the appropriateness of that process to the style of mineralisation.

Whether the metallurgical process is well-tested technology or novel in nature.

The nature, amount and representativeness of metallurgical test work undertaken, the nature of the metallurgical domaining applied and the corresponding metallurgical recovery factors applied.

Any assumptions or allowances made for deleterious elements.

The existence of any bulk sample or pilot scale test work and the degree to which such samples are considered representative of the orebody as a whole.

For minerals that are defined by a specification, has the ore reserve estimation been based on the appropriate mineralogy to meet the specifications?

The recovery methods for the Project were established based on the existing plant, historical operational data, metallurgical test work and equipment information from suppliers.

ROM ore is subject to a variety of metallurgical recovery process, once feed material enters the crusher. Metallurgical recovery varies according to the grade of the feed ore and the spodumene concentrate grade produced. Across the life-of-mine:

•      an average metallurgical recovery of 69.2% was applied for the production of a 5.4% spodumene concentrate when only NAL ore is processed.

•      an average metallurgical recovery of 66.2% was applied for the production of a 5.8% spodumene concentrate when NAL and Authier ore is processed.

Environmental	The status of studies of potential environmental impacts of the mining and processing operation. Details of waste rock characterisation and the consideration of potential sites, status of design options considered and, where applicable, the status of approvals for process residue storage and waste dumps should be reported.

The NAL project has existing environmental permits for mining operations including the disposal of waste rock, storage of tailings, drawing water for process and the release of treated water to the environment.

Due to its sound environmental performance to date and rigorous planning which aims to minimise the impact on the environment, it is has been assumed that all future permits will be achieved as required.

Infrastructure	The existence of appropriate infrastructure: availability of land for plant development, power, water, transportation (particularly for bulk commodities), labour, accommodation; or the ease with which the infrastructure can be provided, or accessed.

NAL is an operating site that currently has all the required infrastructure to complete the LOM plan, with the exception of additional waste and tailings storage facilities.

The updated LOM has identified the requirement for two additional tailings storage facilities to be constructed in 2029 and 2049 respectively. One additional waste storage area, HS4, has been identified and will operational in 2032. Detailed designs and permitting for all facilities are planned.

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Criteria	JORC Code explanation	Commentary
Costs

The derivation of, or assumptions made, regarding projected capital costs in the study.

The methodology used to estimate operating costs.

Allowances made for the content of deleterious elements.

The source of exchange rates used in the study.

Derivation of transportation charges.

The basis for forecasting or source of treatment and refining charges, penalties for failure to meet specification, etc.

The allowances made for royalties payable, both Government and private.

The Project requires approximately CAD472M of capital over the life of mine, predominantly for the construction of additional tailings storage. Additional capital has been outlaid for the clearing of each phase and construction of the new tailings storage areas plus the HS4 waste storage area.

Closure and decommissioning costs of CAD63M were applied at various years across the life-of-mine for the closure of key infrastructure items such as tailings storage facilities and waste storage areas.

Operating costs are based on the budget forecasts for the operating site and have been derived from the reconciliation of recent operating costs.

Transportation, treatment and refining charges are derived from the current charges Sayona incurs.

There are no royalties associated with the Project.

The forecast all-in sustaining cost (AISC) for the Project is US$952/t of concentrate over the 45 year mine life.

Revenue Factors

The derivation of, or assumptions made regarding revenue factors including head grade, metal or commodity price(s) exchange rates, transportation and treatment charges, penalties, net smelter returns, etc.

The derivation of assumptions made of metal or commodity price(s), for the principal metals, minerals and co-products.

Benchmark Minerals Intelligence (BMI) prepared a Lithium Forecast Report for Sayona Quebec dated Quarter 1, 2025. The annual benchmark spodumene 6.0% sales prices, as shown in the following chart, were applied and scaled to the 5.4% to 5.8% spodumene concentrate that NAL will produce over the life of the operation.

A foreign exchange rate of $1.35 CAD to $1.00 USD was assumed to convert USD market price forecasts.

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Criteria	JORC Code explanation	Commentary
Market Assessment

The demand, supply and stock situation for the particular commodity, consumption trends and factors likely to affect supply and demand into the future.

A customer and competitor analysis along with the identification of likely market windows for the product.

Price and volume forecasts and the basis for these forecasts.

For industrial minerals the customer specification, testing and acceptance requirements prior to a supply contract.

The BMI Q1 2025 Lithium Forecast Report identified the current oversupply which is depressing prices will become a deficit in 2029 and beyond as shown in the following chart.
Economic

The inputs to the economic analysis to produce the net present value (NPV) in the study, the source and confidence of these economic inputs including estimated inflation, discount rate, etc.

NPV ranges and sensitivity to variations in the significant assumptions and inputs.

The inputs into the economic analysis for the Ore Reserve are described above.

The Ore Reserve has been evaluated through a financial model. All operating and capital costs as well as revenue factors stated in this document were included in the financial model.

The project generates an undiscounted cashflow of CAD2,004 across the life-of-mine.

Social	The status of agreements with key stakeholders and matters leading to social licence to operate.

In addition to currently holding all permits required to undertake mining, the NAL project has existing agreements with the regions First Nations peoples.

In 2011, a permanent monitoring committee, comprised of Abitibi RCM citizens, regional representatives and representatives from the First Nation communities concerned, was established. This committee ensure follow-up to all parties during the Project’s construction, operations and closing phases.

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Criteria	JORC Code explanation	Commentary
Other

To the extent relevant, the impact of the following on the project and/or on the estimation and classification of the Ore Reserves:

Any identified material naturally occurring risks.

The status of material legal agreements and marketing arrangements.

The status of governmental agreements and approvals critical to the viability of the project, such as mineral tenement status, and government and statutory approvals. There must be reasonable grounds to expect that all necessary Government approvals will be received within the timeframes anticipated in the Pre-Feasibility or Feasibility study. Highlight and discuss the materiality of any unresolved matter that is dependent on a third party on which extraction of the reserve is contingent.

Sayona Mining is currently in the process of merging with Piedmont Lithium, with the new entity to be titled Elevra Lithium. It is envisaged that the merger of the two companies will not affect the Ore Reserve estimate, nor the ability of the site to complete the life-of-mine plan as expected.

All exploration activities comply with the relevant environmental permitting requirements. It has been assumed that all required permits, including the decommissioning of Lac Lortie, will be obtained to allow for the development of the project.

The competent person is unaware of any environmental liabilities, permitting issues or municipal social issues concerning the NAL or Authier deposits.

Classification

The basis for the classification of the Ore Reserves into varying confidence categories.

Whether the result appropriately reflects the Competent Person’s view of the deposit.

The proportion of Probable Ore Reserves that have been derived from Measured Mineral Resources (if any).

As there are no Mineral Resources in the Measured category the only Ore Reserves classified as Proved Reserves are the 0.3Mt of stockpiled ROM ore. The Indicated Resources that underpin the positive cash flow model for the Life of Mine have been converted to Probable Reserves after the application of the modifying factors.

No Inferred Resources have been included as Ore Reserves.

Audits or reviews	The results of any audits or reviews of Ore Reserve estimates

The major contributing items to the Ore Reserve estimate, including the pit optimisation, detailed pit designs, scheduling and financial modelling, have been internally reviewed by Optimal Mining Solutions and also by Sayona where appropriate.

No issues were identified as part of the review process.

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Criteria	JORC Code explanation	Commentary
Discussion of relative accuracy/ confidence

Where appropriate a statement of the relative accuracy and confidence level in the Ore Reserve estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the reserve within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate.

The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.

Accuracy and confidence discussions should extend to specific discussions of any applied Modifying Factors that may have a material impact on Ore Reserve viability, or for which there are remaining areas of uncertainty at the current study stage.

It is recognised that this may not be possible or appropriate in all circumstances. These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.

The level of confidence in the 2025 Ore Reserve estimate is high and is deemed within an acceptable level of confidence by the Competent Person .

The mine plan and subsequent life-of-mine schedule has been developed at DFS level of detail, with a level of accuracy generally within ±10%. Detailed planning, including haulage modelling, has been undertaken as part of the scheduling works.

The site already contains the majority of the infrastructure required to complete the proposed life-of-mine plan, with only additional tailings and waste storage facilities required. Operational parameters, capital cost and operating cost estimates have been generated from actual and budget information.

While uncertainties remain due to factors such as market fluctuations, unforeseen geological variations and operational challenges, the updated life-of-mine plan provides a robust basis for an accurate estimate of the project.

51         Sayona Mining Limited

Section 4: Estimation and reporting of ore reserves - Authier

Criteria	JORC Code explanation	Commentary
Mineral Resource estimate for conversion to Ore Reserves

Description of the Mineral Resource estimate used as a basis for the conversion to an Ore Reserve.

Clear statement as to whether the Mineral Resources are reported additional to, or inclusive of, the Ore Reserves.

The Mineral Resource estimate (MRE) was prepared by BBA Inc with an effective date of 6 October 2021. The Mineral Resource estimate, which is inclusive of the Ore Reserves, has been prepared in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).

The Mineral Resources estimated, inclusive of the Ore Reserves, as shown in the table below.

Site visits	Comment on any site visits undertaken by the Competent Person and the outcome of those visits. If no site visits have been undertaken indicate why this is the case.	The Competent Person for the Ore Reserve estimate, Mr Tony O’Connell, visited the local Authier area and the North American Lithium (NAL) operation, where all Authier ore will be processed, between September 10th and 12th 2024.
Study status

The type and level of study undertaken to enable Mineral Resources to be converted to Ore Reserves.

The Code requires that a study to at least Pre-Feasibility Study level has been undertaken to convert Mineral Resources to Ore Reserves. Such studies will have been carried out and will have determined a mine plan that is technically achievable and economically viable, and that material Modifying Factors have been considered.

A Definitive Feasibility Study (DFS), completed in 2019, was based on a 2,600 tonne per day ore production rate, to produce approximately 115 kt per year of 6.0% Li2O spodumene concentrate from an on-site concentrator.

Following Sayona’s acquisition of the North American Lithium (NAL) mine and concentrator in August 2021, the Authier Lithium Project was revised to include only mining operations and waste and water management on-site. An Updated DFS (UDFS) was completed in 2023 and consisted of resizing the open pit and infrastructure and producing a 24-year life-of-mine (LOM) plan to feed the NAL crusher at a rate of approximately 530,000 tonnes per year.

An updated life-of-mine (LOM) plan, based on 2021 MRE and the UDFS, has been developed which forms the basis of this Ore Reserve estimate. The updated LOM plan incorporates detailed pit designs, dump designs, mining schedules and geotechnical analysis.

Cut-off parameters	The basis of the cut-off grade(s) or quality parameters applied.

The breakeven cut-off grade (COG) is calculated considering costs for processing, processing G&A, and other costs related to concentrate production and transport.

Based on a 6.0% Li2O concentrate selling price of $1,250 USD/t ($1,125 USD/t for 5.4% Li2O concentrate), the COG at NAL is 0.29% Li2O.

However, due to metallurgical recovery limitations, a metallurgical COG of 0.60% Li2O was selected based on iterative analysis and to assure a feed grade that allows a sufficient metallurgical recovery to produce the required spodumene concentrate grade. A COG of 0.60% aligns with the NAL COG.

52         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Mining factors or assumptions

The method and assumptions used as reported in the Pre-Feasibility or Feasibility Study to convert the Mineral Resource to an Ore Reserve (i.e. either by application of appropriate factors by optimisation or by preliminary or detailed design).

The choice, nature and appropriateness of the selected mining method(s) and other mining parameters including associated design issues such as pre-strip, access, etc.

The assumptions made regarding geotechnical parameters (eg pit slopes, stope sizes, etc), grade control and pre-production drilling.

The major assumptions made and Mineral Resource model used for pit and stope optimisation (if appropriate).

The mining dilution factors used.

The mining recovery factors used.

Any minimum mining widths used.

The manner in which Inferred Mineral Resources are utilised in mining studies and the sensitivity of the outcome to their inclusion.

The infrastructure requirements of the selected mining methods.

Similar to the nearby NAL operation, the Authier orebody is a near-surface pegmatite deposit. The 2019 DFS determined the most optimal mining method is open cut mining utilising conventional truck and shovel mining equipment.

The nearby NAL open cut mine is currently operating allowing for the reconciliation of mining and processing results to update any modifying factors where required.

The equipment selected for mining are 80t to 200t size excavators loading 60t capacity rigid off-highway haul trucks, supported by ancillary equipment including graders, water carts and dozers.

All waste and ore is drilled and blasted where practical.

The resource model was re-blocked to a mining model of block sizes 3m x 3m x 3m to account for the smallest mining unit of the selected mining equipment size and simulate mining recovery and dilution for converting the Mineral Resource to Ore Reserve.

A pit optimisation assessment was completed to determine the ultimate pit limits that satisfy business objectives. Pit optimisation was completed using the Pseudoflow command with the Deswik mining software. Inferred resources were not considered as potential ROM ore feed.

A discount rate of 8% and ROM feed rate of 0.53 Mtpy was used in the pit optimisation assessment, with a revenue factor 0.86 pit shell selected as a guide for the final pit limits. The 0.86 revenue factor shell was selected to maximise project reserves while respecting a high NPV. The 0.86 revenue factor shell contained 11.3 Mt of ROM ore feed and is within 10% of the highest average case discounted cash flow.

Major dual lane haul roads have been designed at 10% maximum gradient at a width of 25m, whilst single lane accesses in the lower benches of the pit have been designed at a minimum width of 19.5m.

The initial geotechnical parameters for the pit design were prepared by Journeaux in 2018. Consultants BBA performed an internal review of the Journeaux report and provided additional recommendations to ensure stability of the pit walls:

•      Increase the berm width from 7.2 m to 8.2 m.

•      Integrate a 16.4 m geotechnical berm on the southwest wall where the pit wall height exceeded 120 m.

The final geotechnical parameters for the pit are summarised in the table below.

53         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Metallurgical factors or assumptions

The metallurgical process proposed and the appropriateness of that process to the style of mineralisation.

Whether the metallurgical process is well-tested technology or novel in nature.

The nature, amount and representativeness of metallurgical test work undertaken, the nature of the metallurgical domaining applied and the corresponding metallurgical recovery factors applied.

Any assumptions or allowances made for deleterious elements.

The existence of any bulk sample or pilot scale test work and the degree to which such samples are considered representative of the orebody as a whole.

For minerals that are defined by a specification, has the ore reserve estimation been based on the appropriate mineralogy to meet the specifications?

Ore from the Authier deposit will be processed at Sayona’s NAL operation, which is currently operating.

The recovery methods for Authier were established based on the existing plant, historical operational data, metallurgical test work and equipment information from suppliers. Specific metallurgical test work was completed on combined Authier/NAL ore feeds.

ROM ore is subject to a variety of metallurgical recovery process, once feed material enters the crusher. Metallurgical recovery varies according to the grade of the feed ore and the spodumene concentrate grade produced. Across the life-of-mine an average metallurgical recovery of 66.2% was applied for the production of a 5.80% spodumene concentrate when Authier and NAL ore are processed concurrently.

Environmental	The status of studies of potential environmental impacts of the mining and processing operation. Details of waste rock characterisation and the consideration of potential sites, status of design options considered and, where applicable, the status of approvals for process residue storage and waste dumps should be reported.

Several modifications have been incorporated into the waste rock storage facility design to minimise the impact on the surrounding environment, including:

•      On the western side, two fish habitats have been confirmed. Infrastructure does not enter these protected habitats.

•      Also on the western side, the footprint was reduced to ensure the facility did not encroach the limits of the La Motte municipality.

•      At the eastern side, the footprint was reduced to ensure the facility did not encroach on the Saint-Mathieu-Berry Esker.

Results of the geochemical characterisation of waste rock concluded that waste rock is not high-risk level and not acid generating with ~70% of the waste rock considered metal leaching. The current approach is to place all waste rock in the same storage facility with level A groundwater protection measures installed at the foundation of the waste rock stockpile.

The southern part of the St-Mathieu-Berry Esker is located in the area of influence of the mine. However, this part of the esker is not connected to the main part of the esker which is being tapped by the drinking facilities of the city of Amos and also by the Eska water bottling society. Both portions of the esker are separated by a bedrock lump. Because it is located at a lower altitude than the esker and isolated from it by a bedrock, the Authier Project will not threaten, in any way and under any circumstances, the water quality of this esker.

The site water management infrastructure, which includes drains and sumps located strategically around the site, has been designed with engineered impervious features.

54         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Infrastructure	The existence of appropriate infrastructure: availability of land for plant development, power, water, transportation (particularly for bulk commodities), labour, accommodation; or the ease with which the infrastructure can be provided, or accessed.

Authier is currently a greenfields site with no mining infrastructure in place. The proposed site infrastructure for Authier includes:

•      Run of mine (ROM) and loadout pad,

•      Administrative building,

•      Dry room,

•      Fuel storage,

•      Lay down area for mining contractor equipment shop,

•      Explosive magazine,

•      A waste rock storage facility,

•      A mine wastewater treatment plant,

•      Site access road,

•      Mine hauling and service roads, and

•      Mine water management infrastructure, including, ditches, basins, pipelines, and pumping stations.

Given that the ore will be processed at Sayona’s North American Lithium (NAL), the site will not require a crusher, concentrator, a tailings storage facility and other processing infrastructure.

Costs

The derivation of, or assumptions made, regarding projected capital costs in the study.

The methodology used to estimate operating costs.

Allowances made for the content of deleterious elements.

The source of exchange rates used in the study.

Derivation of transportation charges.

The basis for forecasting or source of treatment and refining charges, penalties for failure to meet specification, etc.

The allowances made for royalties payable, both Government and private.

The Project requires approximately CAD105M of capital over the life of mine, predominantly for mining activities which will be incurred before the start of bulk mining operations.

Closure and decommissioning costs of CAD20M were applied in 2068 for the closure of key infrastructure items such as the pit and waste storage facility.

Operating costs are based on the current NAL budget forecasts for the operating site, with adjustments made for the operation of slightly smaller equipment at Authier.

The operating costs for Authier conclude after the placement of ore on the NAL ROM pad, including the cost of transporting the ore from Authier to NAL.

Several royalties, equal to approximately 2% of generated revenue, are associated with Authier and have been included in the financial modelling.

A total AISC of CAD95 per tonne of ROM ore has been calculated across the life-of-mine, leading to an EBITDA of CAD266m.

55         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Revenue Factors

The derivation of, or assumptions made regarding revenue factors including head grade, metal or commodity price(s) exchange rates, transportation and treatment charges, penalties, net smelter returns, etc.

The derivation of assumptions made of metal or commodity price(s), for the principal metals, minerals and co-products.

Benchmark Minerals Intelligence (BMI) prepared a Lithium Forecast Report for Sayona Quebec dated Quarter 1, 2025. The annual benchmark spodumene 6.0% sales prices, as shown in the following chart, were applied and scaled to the 5.80% spodumene concentrate that Authier will produce over the life of the operation.

A foreign exchange rate of $1.35 CAD to $1.00 USD was assumed to convert USD market price forecasts.

Market Assessment

The demand, supply and stock situation for the particular commodity, consumption trends and factors likely to affect supply and demand into the future.

A customer and competitor analysis along with the identification of likely market windows for the product.

Price and volume forecasts and the basis for these forecasts.

For industrial minerals the customer specification, testing and acceptance requirements prior to a supply contract.

The BMI Q1 2025 Lithium Forecast Report identified the current oversupply which is depressing prices will become a deficit in 2029 and beyond as shown in the following chart.

56         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Economic

The inputs to the economic analysis to produce the net present value (NPV) in the study, the source and confidence of these economic inputs including estimated inflation, discount rate, etc.

NPV ranges and sensitivity to variations in the significant assumptions and inputs.

The inputs into the economic analysis for the Ore Reserve are described above.

The Ore Reserve has been evaluated through a financial model. All operating and capital costs as well as revenue factors stated in this document were included in the financial model. Due to the late start of the operation (2045), a cashflow assessment was completed.

A total AISC of CAD95 per tonne of ROM ore has been calculated across the life-of-mine, leading to an EBITDA of CAD266m.

Social	The status of agreements with key stakeholders and matters leading to social licence to operate.

All of the claims over the deposit are situated on Crown Lands. In order to construct and operate the mine, Sayona is required to acquire various permits from federal and provincial authorities. Following the obtainment of the general governmental decree, specific permits are required from the regional office of the Québec Ministère de l’Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs (MELCCFP). Additional permits are also required by Québec Ministère des Ressources naturelles et des Forêts (MRNF). Finally, some permits will be required by federal authorities, such as the Department of Fisheries and Oceans Canada (DFO).

In February 2023, the government agreed to Sayona’s request to voluntarily submit the Authier project to the Bureau d’audiences publiques sur l’environnement (BAPE). In line with its commitment to transparency and collaboration, Sayona’s request will allow citizens to get involved in the project’s development. The BAPE’s mission is to inform government decision-making by issuing findings and opinions that account for the public’s concerns and are based on the principles of the Sustainable Development Act.

There is currently no reason to believe that Sayona will not be able to secure the surface rights needed to construct the infrastructure related to a potential mining operation and waste disposal areas and other infrastructures in the mine industrial area (MIA).

Sayona currently hold all permits required to process ore at NAL, which is forecast to continue into the future.

57         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Other

To the extent relevant, the impact of the following on the project and/or on the estimation and classification of the Ore Reserves:

Any identified material naturally occurring risks.

The status of material legal agreements and marketing arrangements.

The status of governmental agreements and approvals critical to the viability of the project, such as mineral tenement status, and government and statutory approvals.

There must be reasonable grounds to expect that all necessary Government approvals will be received within the timeframes anticipated in the Pre-Feasibility or Feasibility study. Highlight and discuss the materiality of any unresolved matter that is dependent on a third party on which extraction of the reserve is contingent.

Sayona Mining is currently in the process of merging with Piedmont Lithium, with the new entity to be titled Elevra Lithium. It is envisaged that the merger of the two companies will not affect the Ore Reserve estimate, nor the ability of the site to complete the life-of-mine plan as expected.

The competent person is unaware of any environmental liabilities, permitting issues or municipal social issues concerning the Authier deposit.

Classification

The basis for the classification of the Ore Reserves into varying confidence categories.

Whether the result appropriately reflects the Competent Person’s view of the deposit.

The proportion of Probable Ore Reserves that have been derived from Measured Mineral Resources (if any).

The Measured and Indicated Resources that underpin the positive cash flow model for the Life of Mine have been directly converted to Proven and Probable Reserves respectively, after the application of the modifying factors.

Approximately 94% of Measured Resources have been converted to Proven Reserves and ~60% of Indicated Resources have been converted to Probable Reserves.

No Inferred Resources have been included as Ore Reserves.

Audits or reviews	The results of any audits or reviews of Ore Reserve estimates

The major contributing items to the Ore Reserve estimate, including the pit optimisation, detailed pit designs, scheduling and financial modelling, have been internally reviewed by Optimal Mining Solutions and also by Sayona where appropriate.

No issues were identified as part of the review process.

58         Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Discussion of relative accuracy/ confidence

Where appropriate a statement of the relative accuracy and confidence level in the Ore Reserve estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the reserve within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate.

The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.

Accuracy and confidence discussions should extend to specific discussions of any applied Modifying Factors that may have a material impact on Ore Reserve viability, or for which there are remaining areas of uncertainty at the current study stage.

It is recognised that this may not be possible or appropriate in all circumstances. These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.

The level of confidence in the 2025 Ore Reserve estimate for Authier is high and is deemed within an acceptable level of confidence by the Competent Person.

The mine plan and subsequent life-of-mine schedule has been developed at DFS level of detail, with a level of accuracy generally within ±10%. Detailed planning, including haulage modelling, has been undertaken as part of the scheduling works.

The site requires standard mining infrastructure, such as maintenance facilities, offices, water management and a waste rock storage facility, to complete the proposed life-of-mine plan.

Operational parameters, capital costs and operating costs estimates have been generated from actual and budget NAL information, adjusted for the use of marginally smaller mining equipment.

While uncertainties remain due to factors such as market fluctuations, unforeseen geological variations and operational challenges, the Authier life-of-mine plan provides a robust basis for an accurate Ore Reserve estimate for the project.

59         Sayona Mining Limited

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont Lithium and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont Lithium are and will be (in the case of documents that may be filed) available free of charge on Piedmont Lithium’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont Lithium and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont Lithium’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont Lithium’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available.

60         Sayona Mining Limited